Exhibit 99.1

Ermenegildo Zegna N.V.

Semi-Annual Report
At June 30, 2024 and for the six months ended June 30, 2024 and 2023
____________________________________________________________________________________________________

BOARD OF DIRECTORS
Chairman and Chief Executive Officer
Ermenegildo Zegna di Monte Rubello
Directors
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Sergio P. Ermotti
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello
CERTAIN DEFINED TERMS
In this report (the “Semi-Annual Report”), the terms “Zegna” and the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap); the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we,” “our” and “us,” refer to the Group or the Company, as the context may require.
References to “Business Combination” refer to the business combination between the Company and Investindustrial Acquisition Corp. (IIAC), which was completed on December 17, 2021.
References to the “TFI Acquisition” refer to the acquisition by the Group of the remaining 85% interest in Tom Ford International (“TFI”), the company that owns and operates the TOM FORD FASHION business, which was completed on April 28, 2023.

INTRODUCTION
The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2024 and for the six months ended June 30, 2024 and 2023 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 2 — Basis of preparation and Note 3 — Summary of significant accounting policies to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.
The Group’s financial information is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “US$” refer to the currency of the United States of America (the “United States”).
Certain totals in the tables included in this document may not add due to rounding.
This Semi-Annual Report is unaudited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Semi-Annual Report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of the Company. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Semi-Annual Report include, but are not limited to, statements regarding the Group’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•the ability of the Group to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;
•the impact of public health crises on the Group’s business, such as COVID-19;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the ongoing conflicts between Russia and Ukraine, and in the Middle East;
•the ability of the Group to successfully implement its strategy, including with respect to TOM FORD FASHION business, which was acquired in 2023;
•the ability of the Group to achieve the expected benefits of businesses we may acquire;
•disruptions to the Group’s manufacturing and logistics facilities, as well as directly operated stores (“DOSs”);
•risks related to the operation of the Group’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by the Group for its products or of commodities such as energy, which could cause the Group to incur increased costs, disrupt its manufacturing processes or prevent or delay the Group from meeting its customers’ demand;
•the ability of the Group to negotiate, maintain or renew license or co-branding agreements with high end third party brands;
•shifts in travel patterns or declines in travel volumes;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•the Group’s ability to protect its intellectual property rights;
•disruptions or breaches in the Group’s information technology systems compromising the Group’s business operations or the personal information of the Group’s customers, including as a result of cybercrimes;
•the fact that the market price of the Company’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•the Company has identified material weaknesses in its internal control over financial reporting; if the Company fails to remediate these material weaknesses or maintain an effective system of internal controls, this could result in a material misstatement in the Company’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights and the environment;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and
•other factors discussed elsewhere in this document.

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described above. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this Semi-Annual Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks the Company describes in the reports it will file from time to time with the SEC.
Although the Company believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this document and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important, and growing, role in the luxury womenswear and leather goods segment.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the current Group’s Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the 60ies the Company moved from textile into men’s ready-to-wear while in the 80ies it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018 it acquired 85% of Thom Browne Inc. and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed by some of the finest Italian high-end textile producers fully integrated in the Group’s luxury manufacturing capabilities, represents an undeniable competitive advantage for all the Group’s brands.
The Group controls the most important phases of the value chain, from designing to manufacturing, and to distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers. The Group and its brands are led by a world-class management team.
The following table presents the Group’s revenues, Profit, Adjusted EBIT and Adjusted Profit for the six months ended June 30, 2024 and 2023. For additional information regarding Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, including a reconciliation of Adjusted EBIT and Adjusted Profit to Profit, see “—Non-IFRS Financial Measures.”

	For the six months ended June 30,
(€ thousands)	2024	2023
Revenues	960,122	903,059
Profit	31,332	52,116
Adjusted EBIT	80,910	119,904
Adjusted Profit	37,184	54,885
The Group primarily operates via its worldwide direct-to-consumer (“DTC”) distribution channel through a network of DOSs that included 279 ZEGNA, 102 Thom Browne and 56 TOM FORD FASHION DOSs at June 30, 2024 (253 ZEGNA, 86 Thom Browne and 51 TOM FORD FASHION at December 31, 2023), including boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. The Group also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers, including franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in approximately 85 countries worldwide. The activities of the Textile which is included within the Zegna segment, follow its own operational phases and logics. The Textile product line designs, manufactures and sells luxury fabrics under various brands to third party customers, as well as to other product lines within the Group.

Segments
The Group operates its business in three segments: (i) the Zegna segment, comprising three product lines: ZEGNA brand, Textile and Other (which mainly relates to agreements with third party brands), (ii) the Thom Browne segment and (iii) the Tom Ford Fashion segment.
TFI Acquisition
On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. TOM FORD FASHION, under the Group, operates a network of 56 directly operated TOM FORD FASHION stores globally at June 30, 2024 (51 DOSs at December 31, 2023). The TOM FORD FASHION business is one of the Group’s three operating and reportable segments.

Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales. The Group’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
With regard to retail sales at the Group’s DOS, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases, as well as marketing activities, including events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
Six months ended June 30, 2024 compared with six months ended June 30, 2023
The following is a discussion of the Group’s results of operations for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

	For the six months ended June 30,
(€ thousands, except percentages)	2024	Percentage of revenues	2023	Percentage of revenues
Revenues	960,122	100.0%	903,059	100.0%
Costs of sales	(322,678)	(33.6%)	(323,228)	(35.8%)
Gross profit	637,444	66.4%	579,831	64.2%
Selling, general and administrative expenses	(497,612)	(51.8%)	(415,792)	(46.0%)
Marketing expenses	(66,751)	(7.0%)	(47,530)	(5.3%)
Operating profit	73,081	7.6%	116,509	12.9%
Financial income	12,106	1.3%	15,601	1.7%
Financial expenses	(29,267)	(3.0%)	(44,592)	(4.9%)
Foreign exchange losses	(7,684)	(0.8%)	(7,003)	(0.8%)
Result from investments accounted for using the equity method	314	—%	(2,237)	(0.2%)
Profit before taxes	48,550	5.1%	78,278	8.7%
Income taxes	(17,218)	(1.8%)	(26,162)	(2.9%)
Profit	31,332	3.3%	52,116	5.8%

Revenues
The Group generates revenues from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues on an organic basis, which we refer to as “Organic”. The change in revenues on an organic basis is a non-IFRS measure. See “—Non-IFRS Financial Measures” for additional information relating to this measure and for the reconciliations of revenue growth to Organic.
Revenues for the six months ended June 30, 2024 amounted to €960,122 thousand, an increase of €57,063 thousand or +6.3% (-2.7% Organic), compared to €903,059 thousand for the six months ended June 30, 2023, driven by positive performance of the Zegna segment, and the Tom Ford Fashion segment (the latter benefited from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023), partially offset by a decrease in the Thom Browne segment.
An analysis of revenues by brand and product line, by distribution channel and by geographic area is provided below. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Revenues by brand and product line
The following table sets forth a breakdown of revenues by brand and product line for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
ZEGNA brand	566,067	541,319	24,748	4.6%	5.9%
Thom Browne	166,721	206,951	(40,230)	(19.4%)	(26.7%)
TOM FORD FASHION	148,493	64,015	84,478	132.0%	4.7%
Textile	71,836	73,072	(1,236)	(1.7%)	(0.6%)
Other (1)	7,005	17,702	(10,697)	(60.4%)	(32.9%)
Total revenues	960,122	903,059	57,063	6.3%	(2.7%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.
By brand and product line, the increase in revenues was mainly attributable to:

(i)an increase in TOM FORD FASHION of €84,478 thousand or +132.0% (+4.7% Organic), which benefited from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023. Additionally, revenues for the period from April 29, 2024 to June 30, 2024 increased compared to the equivalent period in 2023 when TFI was part of the Group, with Organic Growth of +4.7%; and
(ii)an increase in ZEGNA brand of €24,748 thousand or +4.6% (+5.9% Organic), primarily attributable to the positive performance of the DTC channel, reflecting strong growth in EMEA and the United States, an expansion of the store network with 33 net DTC store openings, including the conversion of 16 stores in South Korea from wholesale to DTC starting from January 1, 2024, (279 DTC stores at June 30, 2024 compared to 246 DTC stores at June 30, 2023), and continued demand for both footwear and luxury leisurewear; and
partially offset by:
(iii)a decrease in Thom Browne of €40,230 thousand or -19.4% (-26.7% Organic), reflecting the decision to streamline the wholesale business, which was only partially offset by the positive performance of the DTC channel driven by the conversion of 17 stores from wholesale to DTC in South Korea. The brand continued to record strong results in Japan, which were offset by a decline in the Greater China Region, Americas and EMEA (the latter being significantly impacted by the aforementioned decision to streamline the wholesale business);
(iv)a decrease in Textile of €1,236 thousand or -1.7% (-0.6% Organic), primarily attributable to Dondi driven by lower orders for the Fall/Winter 2024 collections compared to the previous year’s collections, partially offset by the positive performance of Tessitura Ubertino, Bonotto and Lanificio Ermenegildo Zegna; and
(v)a decrease in Other revenues of €10,697 thousand or -60.4% (-32.9% Organic), reflecting the impact of revenues recognized in the prior year from the supply agreement with TFI prior to the TFI Acquisition on April 28, 2023, following which any revenues with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results, as well as lower orders for third-party brands.

Revenues by distribution channel
The following table sets forth a breakdown of revenues by distribution channel for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	486,561	465,710	20,851	4.5%	5.1%
Thom Browne	89,976	82,924	7,052	8.5%	(12.8%)
TOM FORD FASHION	93,062	34,751	58,311	167.8%	1.3%
Total Direct to Consumer (DTC)	669,599	583,385	86,214	14.8%	2.4%
As a percentage of branded products (1)	76%	72%
Wholesale branded
ZEGNA brand	79,506	75,609	3,897	5.2%	10.4%
Thom Browne	76,745	124,027	(47,282)	(38.1%)	(36.0%)
TOM FORD FASHION	55,431	29,264	26,167	89.4%	8.7%
Total Wholesale branded	211,682	228,900	(17,218)	(7.5%)	(14.9%)
As a percentage of branded products (1)	24%	28%
Textile	71,836	73,072	(1,236)	(1.7%)	(0.6%)
Other (2)	7,005	17,702	(10,697)	(60.4%)	(32.9%)
Total revenues	960,122	903,059	57,063	6.3%	(2.7%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

By distribution channel, the increase in branded revenues was mainly attributable to:
(i)an increase in the DTC channel of €86,214 thousand or +14.8% (+2.4% Organic), with revenues from DTC as a percentage of revenues from branded products increased by 4 percentage points from 72% in 2023 to 76% in 2024, mainly driven by positive Organic Growth and the acquisition of the businesses in South Korea for both ZEGNA and Thom Browne and the subsequent conversion of wholesale distribution into DOS. In particular, the increase in the DTC channel was the result of:
(a)an increase in the TOM FORD FASHION DTC channel of €58,311 thousand or +167.8% (+1.3% Organic), primarily benefiting from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, as well as selected DTC store openings, primarily in EMEA (56 DTC stores at June 30, 2024 compared to 51 DTC stores at June 30, 2023);
(b)an increase in the ZEGNA brand DTC channel of €20,851 thousand or +4.5% (+5.1% Organic), driven by positive performance in the Americas (mainly the United States) and EMEA, as well as expansion of the DTC store network with 33 net store openings, including the conversion of 16 stores in South Korea from wholesale to DTC starting from January 1, 2024 (279 DTC stores at June 30, 2024 compared to 246 DTC stores at June 30, 2023), partially offset by performance in the Greater China Region, which was impacted by challenging conditions for the luxury sector;
(c)an increase in Thom Browne of €7,052 thousand or +8.5% (-12.8% Organic), driven by the acquisition of the Thom Browne business in South Korea in the second half of 2023 and the subsequent conversion of 17 stores from wholesale to DTC following an agreement with the former franchise partner, as well the performance of existing stores in Japan, partially offset by performance in the Greater China Region, which was impacted by challenging conditions for the luxury sector;
partially offset by:

(ii)a decrease in the wholesale branded channel of €17,218 thousand or -7.5% (-14.9% Organic) due to the combined effects of:
(a)a decrease in Thom Browne wholesale revenues of €47,282 thousand or -38.1% (-36.0% Organic), reflecting the decision to streamline the wholesale business and the aforementioned conversion of 17 stores from wholesale to DTC in South Korea following an agreement with the former franchise partner;
(b)an increase in TOM FORD FASHION wholesale revenues of €26,167 thousand or +89.4% (+8.7% Organic), primarily benefiting from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, as well as positive Organic Growth driven primarily by the United States; and
(c)an increase in ZEGNA brand wholesale revenues of €3,897 thousand or +5.2% (+10.4% Organic), driven by different timing in deliveries despite the conversion of 16 stores in South Korea from wholesale to DTC starting from January 1, 2024;
Revenues by geographic area
The following table sets forth a breakdown of revenues by geographic area for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
EMEA (1)	336,591	322,680	13,911	4.3%	(1.5%)
Americas (2)	246,046	190,112	55,934	29.4%	6.7%
Greater China Region	266,324	306,835	(40,511)	(13.2%)	(11.7%)
Rest of APAC (3)	109,990	82,190	27,800	33.8%	5.4%
Other (4)	1,171	1,242	(71)	(5.7%)	(17.5%)
Total revenues	960,122	903,059	57,063	6.3%	(2.7%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

By geographic area, the increase in revenues was mainly attributable to:
(i)an increase in Americas of €55,934 thousand or +29.4% (+6.7% Organic), driven by double digit growth of the ZEGNA brand reflecting both strong performance in the United States and 9 net store openings in the region (64 DTC stores at June 30, 2024 compared to 55 DTC stores at June 30, 2023), as well as a full six month contribution from TOM FORD FASHION during the period compared to two months and two days in the prior year, as well as positive organic performance of TOM FORD FASHION;
(ii)an increase in Rest of APAC of €27,800 thousand or +33.8% (+5.4% Organic), reflecting double-digit Organic Growth in Japan, mainly due to the Thom Browne and ZEGNA brand, primarily driven by tourist customers, partially offset by the performance of other markets in the region;
(iii)an increase in EMEA of €13,911 thousand or +4.3% (-1.5% Organic), primarily attributable to high double digit growth of the ZEGNA brand, as well as a full six month contribution from TOM FORD FASHION during the period compared to two months and two days in the prior year, partially offset by the decrease in Thom Browne revenues mainly reflecting the decision to streamline the wholesale business;
partially offset by:

(iv)a decrease in Greater China Region of €40,511 thousand or -13.2% (-11.7% Organic), reflecting the challenging conditions for the luxury sector in the region.
For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.
Cost of sales

Cost of sales comprises costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.
The following table sets forth the cost of sales for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Cost of sales	(322,678)	(323,228)	550	0.2%
Cost of sales as % of revenues	(33.6%)	(35.8%)
Cost of sales for the six months ended June 30, 2024 amounted to €322,678 thousand, substantially in line with €323,228 thousand for the six months ended June 30, 2023, while cost of sales as a percentage of revenues in the first six months of 2024 decreased to 33.6% from 35.8% in the same period of the previous year, primarily driven by a change in distribution channel mix, as further described below.
Gross profit

The following table sets forth gross profit for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Gross profit	637,444	579,831	57,613	9.9%
Gross profit as % of revenues	66.4%	64.2%
Gross profit for the six months ended June 30, 2024 amounted to €637,444 thousand, an increase of €57,613 thousand or +9.9%, compared to €579,831 thousand for the six months ended June 30, 2023.
Gross profit as a percentage of revenues increased to 66.4% for the six months ended June 30, 2024 from 64.2% for the six months ended June 30, 2023, primarily driven by (i) a higher proportion of DTC revenues compared to wholesale, (DTC revenues, which normally generate a higher gross profit compared to wholesale, increased from 64.6% of Group’s revenues for the six months ended June 30, 2023 to 69.7% for the six months ended June 30, 2024), (ii) lower writedowns of inventory driven by improved inventory management, primarily in the Thom Browne segment, and (iii) lower freight costs reflecting a change in global transportation prices.
Selling, general and administrative expenses

Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, corporate bodies fees, consultancy and accounting fees, royalties and amortization in relation to the TOM FORD FASHION license and other administrative and general expenses, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.

The following table sets forth selling, general and administrative expenses for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Selling, general and administrative expenses	(497,612)	(415,792)	(81,820)	(19.7%)
Selling, general and administrative expenses as % of revenues	(51.8%)	(46.0%)
Selling, general and administrative expenses for the six months ended June 30, 2024 amounted to €497,612 thousand, an increase of €81,820 thousand or +19.7%, compared to €415,792 thousand for the six months ended June 30, 2023, while selling, general and administrative expenses as a percentage of revenues increased from 46.0% to 51.8%.
The increase in selling, general and administrative expenses was primarily attributable to:
(i)an increase of €63,560 thousand related to TOM FORD FASHION, reflecting (a) a full six months contribution in 2024 compared to two months and two days in 2023 and (b) additional costs for integration, business expansion (including 5 new store openings), reinforcing corporate governance and other business functions, as well as to increase personnel subsequent to the TFI Acquisition in April 2023;
(ii)higher costs to support the expansion of the ZEGNA brand and Thom Browne DTC network with (a) 33 net store openings for the ZEGNA brand at June 30, 2024 compared to June 30, 2023, including costs to convert 16 stores in South Korea from wholesale to DTC starting from January 1, 2024, and (b) 36 net store openings for Thom Browne at June 30, 2024 compared to June 30, 2023, including costs to convert 17 stores in South Korea from wholesale to DTC starting from July 1, 2023;
(iii)net impairment of leased and owned stores of €4,979 thousand for the six months ended June 30, 2024; and
(iv)costs related to a global retail convention for ZEGNA DTC sales personnel which was held in Milan in the first half of 2024 (no such event was held in 2023);
partially offset by:
(v)lower costs relating to long-term incentives to management of the Zegna and Thom Browne segments, as well as Corporate (including equity-settled share-based payments) of €9,200 thousand (€6,553 thousand in the first half of 2024 compared to €15,753 thousand in the first half of 2023);
(vi)lower transaction costs of €4,949 thousand (€26 thousand in the first half of 2024 compared to €4,975 thousand in the first half of 2023, which primarily related to consultancy and legal fees related to the TFI Acquisition completed in 2023); and
(vii)net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 related to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.
Selling, general and administrative expenses for the six months ended June 30, 2024 and 2023 included €7,829 thousand and €3,376 thousand, respectively, relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.

Marketing expenses

Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table sets forth the marketing expenses for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Marketing expenses	(66,751)	(47,530)	(19,221)	(40.4%)
Marketing expenses as % of revenues	(7.0%)	(5.3%)
Marketing expenses for the six months ended June 30, 2024 amounted to €66,751 thousand, an increase of €19,221 thousand or +40.4%, compared to €47,530 thousand for the six months ended June 30, 2023, while marketing expenses as a percentage of revenues increased from 5.3% to 7.0% for the six months ended June 30, 2024.
The increase in marketing expenses was primarily attributable to:
(i)an increase of €6,875 thousand related to TOM FORD FASHION, reflecting a full six months contribution in 2024 compared to two months and two days in 2023, as well as costs for the Fall/Winter 2024 collection fashion show held in February 2024 (the corresponding event in 2023 was held before the TFI Acquisition); and
(ii)an increase of €12,346 thousand, primarily attributable to the timing of marketing activities and events in 2023, for which a higher proportion was concentrated in the second half of the year, and several 2024 ZEGNA brand events that took place in the first half the year, including:
(a)activities during the city of Milan’s Design Week Salone del Mobile, an immersive exhibition at the Group’s headquarters and the delivery of the new flowerbeds in Piazza del Duomo as part of the ZEGNA brand’s role as the official curator of the Piazza Duomo’s iconic flowerbeds for the next three years, representing a significant increase in the Group’s presence at the event compared to previous years;
(b)the launch of the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage, and
(c)VILLA ZEGNA - Oasi Linen in Shanghai, a one-week event reflecting ZEGNA’s new approach to interacting with customers by offering immersive experiences connected with the brand.
Financial income and financial expenses

Financial income and financial expenses include the effects of fair value changes on put options owned by non-controlling interests in the Group’s investments in Thom Browne, Inc. and Gruppo Dondi S.p.A., as well as income and expenses relating to the Group’s financial assets and liabilities, including interest and the cost of hedging transactions. Until the completion of the warrant redemption in the first quarter of 2023 (as further described below), financial income and financial expenses also included the fair value changes in liability-classified warrants.
The following tables set forth financial income and financial expenses for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Financial income	12,106	15,601	(3,495)	(22.4%)
Financial income as % of revenues	1.3%	1.7%
Financial income for the six months ended June 30, 2024 amounted to €12,106 thousand, a decrease of €3,495 thousand or -22.4%, compared to €15,601 thousand for the six months ended June 30, 2023.

The decrease in financial income was primarily attributable to (i) lower gains of €1,895 thousand from securities held by the Group, including the effects of disposing a significant portion of financial asset securities holdings in the first half of 2023, (a gain of €3,622 thousand for the six months ended June 30, 2024 compared to a gain of €5,517 thousand for the six months ended June 30, 2023), and (ii) lower gains on derivative financial instruments of €1,140 thousand.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Financial expenses	(29,267)	(44,592)	15,325	34.4%
Financial expenses as % of revenues	(3.0%)	(4.9%)

Financial expenses for the six months ended June 30, 2024 amounted to €29,267 thousand, a decrease of €15,325 thousand or -34.4%, compared to €44,592 thousand for the six months ended June 30, 2023.
The decrease in financial expenses was primarily attributable to (i) €22,909 thousand recognized in the prior year relating to warrant liabilities and driven by the exercise and redemption of warrants in the first quarter of 2023 (following which there are no remaining public or private placement warrants outstanding), partially offset by (ii) an increase of €4,857 thousand in interest and financial charges for lease liabilities (including €2,652 thousand related to TOM FORD FASHION), driven by the expansion of the leased store network, and (iii) higher losses from the fair value remeasurement of the Thom Browne non-controlling interest put option liability of €2,082 thousand (a loss of €4,219 thousand for the six months ended June 30, 2024 compared to a loss of €2,137 thousand for the six months ended June 30, 2023).
Foreign exchange losses

Foreign exchange losses include realized gains and losses on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options and warrant liabilities.
The following table sets forth foreign exchange losses for the six months ended June 30, 2024.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Foreign exchange losses	(7,684)	(7,003)	(681)	(9.7%)
Foreign exchange losses as % of revenues	(0.8%)	(0.8%)

Foreign exchange losses for the six months ended June 30, 2024 amounted to €7,684 thousand, a change of €681 thousand compared to foreign exchange losses of €7,003 thousand for the six months ended June 30, 2023. Foreign exchange losses for the six months ended June 30, 2024 include (i) a loss of €4,165 thousand for the exchange rate effects deriving from the remeasurement of the put options owned by certain non-controlling interests in the Group’s investments, and (ii) the reclassification from other comprehensive income to profit or loss of the cumulative translation losses related to Group’s 100% interest in Ezesa Argentina S.A., which amounted to €1,907 thousand, following the sale by the Group of its entire interest. Foreign exchange losses for the six months ended June 30, 2023 include the reclassification of the cumulative translation losses related to the investment held in TFI, which amounted to €4,705 thousand, from other comprehensive income to profit or loss at the date of the acquisition, as well as the exchange rate effects deriving from the remeasurement of the put options owned by certain non-controlling interests in the Group’s investments.
Result from investments accounted for using the equity method

Result from investments accounted for using the equity method includes the Group’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.

The following tables set forth the result from investments accounted for using the equity method for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Result from investments accounted for using the equity method	314	(2,237)	2,551	114.0%
Result from investments accounted for using the equity method as % of revenues	—%	(0.2%)

Result from investments accounted for using the equity method for the six months ended June 30, 2024 amounted to a profit of €314 thousand, an increase of €2,551 thousand or +114.0%, compared to a loss of €2,237 thousand for the six months ended June 30, 2023, and primarily related to a loss of €2,587 thousand recognized in the first half of 2023 in relation to the Group’s 15% interest in TFI prior to the TFI Acquisition.
Income taxes

Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Income taxes	(17,218)	(26,162)	8,944	34.2%
Income taxes as % of revenues	(1.8%)	(2.9%)

Income taxes for the six months ended June 30, 2024 and 2023 amounted to €17,218 thousand and €26,162 thousand, respectively, and the effective tax rate for the six months ended June 30, 2024 and 2023 was 35.5% and 33.4%, respectively.

Results by Segment
The following tables set forth revenues, Adjusted EBIT and Adjusted EBIT Margin by segment for the six months ended June 30, 2024 and 2023.
As a result of organizational changes within the Group and changes in the information provided to the Chief Operating Decision Maker (“CODM”) for the purposes of making strategic decisions relating to the assessment of performance and the allocation of resources, revenues and costs from Pelletteria Tizeta S.r.l., which were allocated to the Zegna segment in the semi-annual report at and for the six months ended June 30, 2023, are now presented within the Tom Ford Fashion segment for the six months ended June 30, 2024. As a result, the related revenues and costs for the six months ended June 30, 2023 have been reclassified from the Zegna segment to the Tom Ford Fashion segment to conform to the current period presentation.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%	Organic
Revenues
Zegna	660,538	644,310	16,228	2.5%	3.5%
Thom Browne	166,935	207,959	(41,024)	(19.7%)	(27.0%)
Tom Ford Fashion	148,493	64,027	84,466	131.9%	4.7%
Eliminations	(15,844)	(13,237)	(2,607)	n.m. (*)	n.m.
Total revenues	960,122	903,059	57,063	6.3%	(2.7%)
_____________________________________
(*) Throughout this document “n.m.” means not meaningful

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Adjusted EBIT
Zegna	84,695	99,718	(15,023)	(15.1%)
Thom Browne	20,186	31,521	(11,335)	(36.0%)
Tom Ford Fashion	(11,913)	4,303	(16,216)	n.m.
Corporate	(11,965)	(15,626)	3,661	23.4%
Eliminations	(93)	(12)	(81)	n.m.
Total	80,910	119,904	(38,994)	(32.5%)

Adjusted EBIT Margin
Zegna	12.8%	15.5%
Thom Browne	12.1%	15.2%
Tom Ford Fashion	(8.0%)	6.7%
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin”.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.
Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the six months ended June 30, 2024 and 2023 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Revenues	660,538	644,310	16,228	2.5%

Adjusted EBIT	84,695	99,718	(15,023)	(15.1%)
Adjusted EBIT Margin	12.8%	15.5%
Revenues

Revenues for the Zegna segment for the six months ended June 30, 2024 amounted to €660,538 thousand, an increase of €16,228 thousand or +2.5% (+3.5% Organic), compared to €644,310 thousand for the six months ended June 30, 2023.
The increase in revenues for the Zegna segment was primarily attributable to:
(i)an increase of €24,748 thousand or +4.6% in ZEGNA brand, comprised of:
(a)an increase in the DTC channel of €20,851 thousand or +4.5% (+5.1% Organic), driven by positive performance in the Americas (mainly the United States) and EMEA, as well as expansion of the DTC store network with 33 net store openings (279 DTC stores at June 30, 2024 compared to 246 DTC stores at June 30, 2023), partially offset by performance in the Greater China Region, which was impacted by challenging conditions for the luxury sector; and
(b)an increase in the wholesale branded channel of €3,897 thousand or +5.2% (+10.4% Organic), driven by different timing in deliveries;
partially offset by:
(ii)a decrease in Textile of €1,245 thousand or -1.7%, primarily attributable to Dondi driven by lower orders for the Fall/Winter 2024 collections compared to the previous year’s collections, partially offset by the positive performance of Tessitura Ubertino, Bonotto and Lanificio Ermenegildo Zegna; and
(iii)a decrease in Other revenues of €7,275 thousand or -24.4%, primarily reflecting lower orders for third-party brands.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna segment amounted to €84,695 thousand for the six months ended June 30, 2024, a decrease of €15,023 thousand or -15.1%, compared to €99,718 thousand for the six months ended June 30, 2023. Adjusted EBIT Margin was 12.8% and 15.5% for those periods, respectively.
The decrease in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)higher selling, general and administrative expenses to support the expansion of the DTC network with 33 net store openings for the ZEGNA brand (279 at June 30, 2024 compared to 246 at June 30, 2023), including costs to convert 16 stores in South Korea from wholesale to DTC starting from January 1, 2024, as well as costs related to a global retail convention for ZEGNA DTC sales personnel which was held in Milan in the first half of 2024 (no such event was held in 2023); and
(ii)higher marketing expenses, primarily attributable to the timing of marketing activities and events in 2023, for which a higher proportion was concentrated in the second half of the year, and several 2024 ZEGNA brand events that took place in the first half of the year, including:
(a)activities during the city of Milan’s Design Week Salone del Mobile, an immersive exhibition at the Group’s headquarters and the delivery of the new flowerbeds in Piazza del Duomo as part of the ZEGNA brand’s role as the official curator of the Piazza Duomo’s iconic flowerbeds for the next three years, representing a significant increase in the Group’s presence at the event compared to previous years;
(b)the launch of the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage, and

(c)VILLA ZEGNA - Oasi Linen in Shanghai, a one-week event reflecting ZEGNA’s new approach to interacting with customers by offering immerse experiences connected to the brand;
partially offset by:
(iii)higher revenues of €16,228 thousand as further described above.

Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Revenues	166,935	207,959	(41,024)	(19.7%)
Adjusted EBIT	20,186	31,521	(11,335)	(36.0%)
Adjusted EBIT Margin	12.1%	15.2%
Revenues

Revenues for the Thom Browne segment for the six months ended June 30, 2024 amounted to €166,935 thousand, a decrease of €41,024 thousand or -19.7% (-27.0% Organic), compared to €207,959 thousand for the six months ended June 30, 2023.
The decrease in revenues for the Thom Browne segment was primarily attributable to:
(i)a decrease in the wholesale branded channel of €48,076 thousand or -38.5% (-36.3% Organic), reflecting the decision to streamline the wholesale business and the conversion of 17 stores from wholesale to DTC in South Korea following an agreement with the former franchise partner (as further described below);
partially offset by:
(ii)an increase in the DTC channel of €7,052 thousand or +8.5% (-12.8% Organic), driven by the acquisition of the Thom Browne business in South Korea in the second half of 2023 and the subsequent conversion of 17 stores from wholesale to DTC following an agreement with the former franchise partner, as well as the performance of existing stores in Japan, partially offset by negative performance in the Greater China Region, which was impacted by challenging conditions for the luxury sector.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne segment amounted to €20,186 thousand for the six months ended June 30, 2024, a decrease of €11,335 thousand or -36.0%, compared to €31,521 thousand for the six months ended June 30, 2023. Adjusted EBIT Margin was 12.1% and 15.2%, respectively.
The decrease in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)lower revenues of €41,024 thousand as further described above; and
(ii)higher selling, general and administrative expenses to support the expansion of the DTC network with 36 net store openings for Thom Browne at June 30, 2024 compared to June 30, 2023, including costs to convert 17 stores in South Korea from wholesale to DTC starting from July 1, 2023;
partially offset by:

(iii)lower writedowns of inventory driven by improved inventory management; and
(iv)lower costs relating to long-term incentives to management.

Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 (before intercompany eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Revenues	148,493	64,027	84,466	131.9%
Adjusted EBIT	(11,913)	4,303	(16,216)	n.m.
Adjusted EBIT Margin	(8.0%)	6.7%

Revenues

Revenues for the Tom Ford Fashion segment for the six months ended June 30, 2024 amounted to €148,493 thousand, an increase of €84,466 thousand or +131.9% (+4.7% Organic), compared to €64,027 thousand for the six months ended June 30, 2023.
The increase in revenues for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in the TOM FORD FASHION DTC channel of €58,311 thousand or +167.8% (+1.3% Organic), primarily benefiting from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, as well as selected DTC store openings, primarily in EMEA, (56 DTC stores at June 30, 2024 compared to 51 DTC stores at June 30, 2023); and
(ii)an increase in the TOM FORD FASHION wholesale branded channel of €26,155 thousand or +89.3% (+8.7% Organic), primarily benefiting from a full six months contribution in 2024 compared to two months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, as well as positive Organic Growth driven primarily by the United States.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(11,913) thousand for the six months ended June 30, 2024, a decrease of €16,216 thousand, compared to €4,303 thousand for the six months ended June 30, 2023. Adjusted EBIT Margin was (8.0%) and 6.7%, respectively.
The decrease in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)higher selling, general and administrative costs reflecting (a) a full six months contribution in 2024 compared to two months and two days in 2023 and (b) additional costs for integration, business expansion (including 5 new store openings), reinforcing corporate governance and other business functions, as well as to increase personnel subsequent to the TFI Acquisition in April 2023; and
(ii)higher marketing expenses, including costs for the Fall/Winter 2024 collection fashion show held in February 2024 (the corresponding event in 2023 was held before the TFI Acquisition).

Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. The Group requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, to pay personnel costs, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, the Group uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. The Group makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. The Group believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Cash Flows
Six months ended June 30, 2024 compared to the six months ended June 30, 2023
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the six months ended June 30, 2024 and 2023. For additional information relating to the Group’s cash flows refer to the semi-annual condensed consolidated cash flow statement and accompanying notes within the semi-annual condensed consolidated financial statements included elsewhere in this document.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands)	2024	2023	2024 vs 2023
Net cash flows from operating activities	120,448	107,583	12,865
Net cash flows (used in)/from investing activities	(81,741)	60,958	(142,699)
Net cash flows used in financing activities	(111,406)	(165,527)	54,121
Effects of exchange rate changes on cash and cash equivalents	1,736	(2,295)	4,031
Net (decrease)/increase in cash and cash equivalents	(70,963)	719	(71,682)
Cash and cash equivalents at the beginning of the period	296,279	254,321	41,958
Cash and cash equivalents at end of the period	225,316	255,040	(29,724)

Net cash flows from operating activities
Net cash flows from operating activities amounted to €120,448 thousand for the six months ended June 30, 2024 compared to €107,583 thousand for the six months ended June 30, 2023. The positive change of €12,865 thousand between periods was primarily attributable to the combined effects of:
(i)€73,959 thousand from a positive change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €28,636 thousand in the first half of 2024 compared to €102,595 thousand in the first half of 2023), primarily driven by actions taken in the prior year to build up raw materials and finished products in order to support the growth of the business, including inventory of the Essentials collections in line with the Zegna One Brand strategy.
partially offset by:
(i)€45,138 thousand from a negative change in cash flow from other operating assets and liabilities (cash absorbed of €42,268 thousand in the first half of 2024 compared to cash generated of €2,870 thousand in the first half of 2023);
(ii)a decrease in profit excluding non-cash items of €10,628 thousand (€231,957 thousand in the first half of 2024 compared to €242,585 thousand in the first half of 2023); and

(iii)higher interest paid of €6,107 thousand (€19,587 thousand in the first half of 2024 compared to €13,480 thousand in the first half of 2023).
Net cash flows (used in)/from investing activities
Net cash flows used in investing activities amounted to €81,741 thousand for the six months ended June 30, 2024 compared to net cash flows from investing activities of €60,958 thousand for the six months ended June 30, 2023. The negative change of €142,699 thousand between periods was primarily attributable to the combined effects of:
(i)lower proceeds from disposals of current financial assets and derivative instruments of €206,162 thousand (proceeds of €15,707 thousand in the first half of 2024 compared to proceeds of €221,869 thousand in the first half of 2023) in line with actions taken in 2023 by the Group to dispose of financial asset securities holdings primarily to fund the TFI Acquisition and capital expenditures, as well as to repay borrowings;
(ii)higher payments for investments in property, plant and equipment of €22,227 thousand (€47,926 thousand in the first half of 2024 compared to €25,699 thousand in the first half of 2023. For additional information relating to the Group’s investments see “—Liquidity and Capital Resources—Capital Expenditure”;
(iii)higher payments for acquisitions of current financial assets and derivative instruments of €15,421 thousand (€21,444 thousand in the first half of 2024 compared to €6,023 thousand in the first half of 2023); and
(iv)higher payments for investments in intangible assets of €3,350 thousand (€12,151 thousand in the first half of 2024 compared to €8,801 thousand in the first half of 2023. For additional information relating to the Group’s investments see “—Liquidity and Capital Resources—Capital Expenditure”;
partially offset by:
(i)lower net cash outflows from business combinations (net of cash acquired) of €93,967 thousand (€14,608 thousand in the first half of 2024 (of which €9,727 thousand related to the acquisition of the ZEGNA business in South Korea and €4,881 thousand related to deferred consideration paid for the prior year acquisition of the Thom Browne business in South Korea) compared to €108,575 thousand in the first half of 2023 for the TFI Acquisition which was completed on April 28, 2023); and
(ii)lower payments for the acquisition of investments accounted for using the equity method driven by payments in the prior of €6,728 thousand for the acquisition of a 25% interest in Norda Run Inc. (“Norda”) and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to €111,406 thousand for the six months ended June 30, 2024 compared to €165,527 thousand for the six months ended June 30, 2023. The positive change of €54,121 thousand between periods was primarily attributable to the combined effects of:
(i)lower net repayments of borrowings of €88,897 thousand (net repayments of €19,510 thousand in the first half of 2024 compared to €108,407 thousand in the first half 2023), primarily reflecting actions taken in 2023 to repay borrowings, primarily with cash proceeds from the disposal of certain financial investments held by the Group, in line with our funding strategy to replace certain borrowings with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term; and
(ii)lower dividends paid to non-controlling interests of €4,624 thousand (€1,444 thousand in the first half of 2024 compared to €6,068 thousand in the first half 2023);
partially offset by:
(i)payments of €23,502 thousand for the acquisition of non-controlling interests in the first half of 2024, including €22,752 thousand for the acquisition of an additional 2% of the Thom Browne group as a result of Mr. Thom

Browne exercising a put option and €750 thousand for the acquisition of the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group;
(ii)higher payments of lease liabilities of €7,835 thousand (€66,950 thousand in the first half of 2024 compared to €59,115 thousand in the first half of 2023);
(iii)cash proceeds received in the prior year and not repeating in 2024, including €4,409 thousand of proceeds received in the first half of 2023 from warrant holders exercising 408,667 warrants at an exercise price of $11.50 per ordinary share exchanged and €3,654 thousand of proceeds received in the first half of 2023 from sales of shares held in treasury.
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
(€ thousands)	2024	2023
Payments for property, plant and equipment	47,926	25,699
Payments for intangible assets	12,151	8,801
Capital expenditure	60,077	34,500

Capital expenditure for the six months ended June 30, 2024 and 2023 was €60,077 thousand and €34,500 thousand, respectively.
The Group’s main capital expenditure primarily relates to investments in our store network (new store openings, store renewals or relocations, remodeling or franchising contributions), which amounted to €33 million and €23 million for the six months ended June 30, 2024 and 2023, respectively, and primarily related to the Zegna segment.
The following table presents capital expenditure to develop our store network split by segment:

	For the six months ended June 30,
(€ millions)	2024	2023
Zegna	27	21
Thom Browne	4	2
Tom Ford Fashion	2	—
Capital expenditure related to the store network	33	23

The main new store openings in the Zegna segment, in line with the ZEGNA One Brand strategy, are presented below:
•in the first half of 2024:
◦EMEA - Astir Marina (Greece), Taormina (Italy), Puerto Banus (Spain), Paris (France) and Zurich Airport (Switzerland);
◦Greater China Region - Nanchang, Nanjing, Shanghai Airport and Hong Kong;
◦Rest of APAC - Kuala Lumpur (Malaysia), Changi Airport (Singapore);
•in the first half of 2023:
◦Americas - New York (three stores, including East Hampton), Beverly Hills and Atlanta (United States);
◦Greater China Region - Fuzhou, Jinan and Lanzhou;
◦EMEA - Copenhagen (Denmark).

The main new store openings in the Thom Browne segment are presented below:
•in the first half of 2024:
◦Greater China Region - Beijing and Macau;
◦Rest of APAC - Kobe (Japan);
•in the first half of 2023:
◦Greater China Region - Wuhan, Shenzhen and Jinan;
◦Rest of APAC - Nagoya (Japan)
The main new store openings in the Tom Ford Fashion segment are presented below:
•in the first half of 2024:
◦EMEA - Taormina (Italy);
◦Greater China Region - Nanjing and Hangzhou
Other relevant investments for the periods presented mainly related to (i) production activities for both apparel and textile for €16 million for the six months ended June 30, 2024 (including land for the new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy), and €4 million for the six months ended June 30, 2023 (mainly for property, plant and equipment), and (ii) information technology for €6 million for both the six months ended June 30, 2024 and 2023, primarily for intangible assets related to digital and business transformation projects.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2024 and December 31, 2023:

(€ thousands)	At June 30, 2024	At December 31, 2023
Non-current borrowings	218,132	113,285
Current borrowings	167,963	289,337
Derivative financial instruments — Liabilities	2,741	897
Total borrowings, other financial liabilities and derivatives	388,836	403,519
Cash and cash equivalents	(225,316)	(296,279)
Derivative financial instruments — Assets	(4,345)	(11,110)
Other current financial assets (Securities)	(93,666)	(85,320)
Total cash and cash equivalents, other current financial assets and derivatives	(323,327)	(392,709)
Net Financial Indebtedness/(Cash Surplus)	65,509	10,810

Net Financial Indebtedness/(Cash Surplus) amounted to €65,509 thousand at June 30, 2024 compared to €10,810 thousand at December 31, 2023, primarily reflecting negative Free Cash Flow of €6,579 thousand and cash used for business combinations (net of cash acquired) of €14,608 thousand, acquisitions of non-controlling interests of €23,502 thousand, and dividends to non-controlling interests of €1,444 thousand.

During the period the Group extended the average maturity of its debt by repaying existing borrowings and obtaining new borrowings with longer average maturities.
For additional information relating to the change in cash and cash equivalents see “—Cash Flows”.
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group centrally enters into and manages debt facilities in order to satisfy the short and medium-term needs of each of its subsidiaries with an aim of maximizing efficiency and cost-effectiveness. The Group enters into and maintains bilateral committed credit lines with a diversified pool of lenders for a total amount that is considered consistent with the Group’s overall needs and to ensure adequate liquidity is available at any time to satisfy and comply with all of its financial obligations and commitments, as well as guarantee a suitable level of operational flexibility for any expansion programs.
The key interest rate terms of the Group’s borrowings and the amount outstanding at June 30, 2024 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00%-2.24%(1)	67,912	52,742	4,843	4,260	4,036	2,031
Variable	0.05%-3.28%(1)	318,183	115,221	114,903	87,874	185	—
Total		386,095	167,963	119,746	92,134	4,221	2,031
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2023 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00%-2.20%(1)	120,734	73,123	34,859	4,669	4,031	4,052
Variable	0.05%-3.09%(1)	281,888	216,214	50,118	15,001	555	—
Total		402,622	289,337	84,977	19,670	4,586	4,052
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At June 30, 2024, the Group had committed revolving lines amounting to an aggregate of €335 million with maturities ranging between 4 to 6 years (€335 million at December 31, 2023 with maturities ranging between 5 to 7 years). A portion of the committed revolving lines (€190 million) have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of electricity is from renewable sources in Europe and the United States by 2024. The lines were drawn down for €40 million at June 30, 2024 (€40 million at December 31, 2023).
For additional information see Note 15 — Borrowings to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Debt covenants
Certain of the Group’s borrowings and revolving lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this Semi-Annual Report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2023 (the last covenant date), the Group had a Net Financial Indebtedness/(Cash Surplus) of €10,810 thousand, resulting in a ratio of Net Financial Indebtedness to adjusted EBITDA of 0.04x and therefore the Group was in compliance with the covenants.
Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Group only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Group are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
For additional information see Note 12 — Derivative financial instruments to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Cash and cash equivalents
The table below sets forth the breakdown of the Group’s cash and cash equivalents at June 30, 2024 and December 31, 2023:

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2024	At December 31, 2023	June 30, 2024 vs December 31, 2023	%
Cash on hand	2,078	3,275	(1,197)	(36.5%)
Bank balances	223,238	293,004	(69,766)	(23.8%)
Cash and cash equivalents	225,316	296,279	(70,963)	(24.0%)

The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at June 30, 2024 amounted to €45,339 thousand (€22,549 thousand at December 31, 2023).

Other current financial assets (securities and financial receivables)
The table below sets forth the breakdown of the Group’s securities and financial receivables included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at June 30, 2024, and December 31, 2023:

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2024	At December 31, 2023	June 30, 2024 vs December 31, 2023	%
Fair value through profit or loss
Private equity	21,984	22,399	(415)	(1.9%)
Money market funds	15,014	2,093	12,921	617.3%
Real estate funds	10,104	12,146	(2,042)	(16.8%)
Hedge funds	9,980	8,995	985	11.0%
Private debt	9,809	10,106	(297)	(2.9%)
Equity	3,287	1,141	2,146	188.1%
Total fair value through profit or loss	70,178	56,880	13,298	23.4%
Fair value through other comprehensive income/(loss)
Fixed income	15,259	11,748	3,511	29.9%
Floating income	8,229	16,692	(8,463)	(50.7%)
Total fair value through other comprehensive income/(loss)	23,488	28,440	(4,952)	(17.4%)
Securities (recorded within other current financial assets)	93,666	85,320	8,346	9.8%
Financial receivables (recorded within other current financial assets)	261	166	95	57.2%
Total securities and financial receivables (recorded within other current financial assets)	93,927	85,486	8,441	9.9%

Off-Balance Sheet Arrangements
As part of the TFI Acquisition, the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions (the “TFF License”). As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties for the first 10 years of the TFF License, which at June 30, 2024 amounted to an aggregate of $179.2 million (€167.3 million) (undiscounted). For the remaining term of the TFF License the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic or Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results. results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(€ thousands, except percentages)	2024	2023
Profit	31,332	52,116
Income taxes	17,218	26,162
Financial income	(12,106)	(15,601)
Financial expenses	29,267	44,592
Foreign exchange losses	7,684	7,003
Result from investments accounted for using the equity method	(314)	2,237
Operating profit	73,081	116,509
Adjustments:
Net impairment of leased and owned stores (1)	4,979	—
Severance indemnities and provisions for severance expenses (2)	1,436	738
Legal costs for trademark dispute (3)	1,388	649
Transaction costs related to acquisitions (4)	26	4,975
Costs related to the Business Combination (5)	—	1,059
Special donations for social responsibility (6)	—	100
Net income related to lease agreements (7)	—	(4,126)
Adjusted EBIT	80,910	119,904

Revenues	960,122	903,059
Profit margin (Profit / Revenues)	3.3%	5.8%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.4%	13.3%

________________________________________
(1)Net impairment of leased and owned stores of €4,979 thousand for the six months ended June 30, 2024 includes (i) impairment of €3,036 thousand related to right-of-use assets, and (ii) impairment of €1,943 thousand related to property, plant and equipment.
(2)Relates to severance indemnities of €1,436 thousand and €738 thousand for the six months ended June 30, 2024 and 2023, respectively.
(3)Relates to legal costs of €1,388 thousand and €649 thousand for the six months ended June 30, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand and €4,975 thousand, for the six months ended June 30, 2024 and 2023, respectively, primarily for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea and for 2023 only, to the TFI Acquisition and the acquisition of a 25% interest in Norda.
(5)Costs related to the Business Combination of €1,059 thousand for the six months ended June 30, 2023 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey of €100 thousand for the six months ended June 30, 2023.
(7)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.

The Group’s management uses Adjusted EBITDA to understand and evaluate the Group’s underlying operating performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating the Group’s operating result.
The following table presents a reconciliation of Profit to Adjusted EBITDA for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(€ thousands)	2024	2023
Profit	31,332	52,116
Income taxes	17,218	26,162
Financial income	(12,106)	(15,601)
Financial expenses	29,267	44,592
Foreign exchange losses	7,684	7,003
Depreciation, amortization and impairment of assets	113,527	86,983
Result from investments accounted for using the equity method	(314)	2,237
Severance indemnities and provisions for severance expenses (1)	1,436	738
Legal costs for trademark dispute (2)	1,388	649
Transaction costs related to acquisitions (3)	26	4,975
Costs related to the Business Combination (4)	—	1,059
Special donations for social responsibility (5)	—	100
Net income related to lease agreements (6)	—	(4,126)
Adjusted EBITDA	189,458	206,887
________________________________________
(1)Relates to severance indemnities of €1,436 thousand and €738 thousand for the six months ended June 30, 2024 and 2023, respectively.
(2)Relates to legal costs of €1,388 thousand and €649 thousand for the six months ended June 30, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(3)Relates to transaction costs of €26 thousand and €4,975 thousand, for the six months ended June 30, 2024 and 2023, respectively, primarily for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea and for 2023 only, to the TFI Acquisition and the acquisition of a 25% interest in Norda.
(4)Costs related to the Business Combination of €1,059 thousand for the six months ended June 30, 2023 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey of €100 thousand for the six months ended June 30, 2023.
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

Adjusted Profit
Adjusted Profit is defined as Profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements, as well as the tax effects of the adjusting items.

The Group’s management uses Adjusted Profit to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses the Group’s underlying performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating the Group’s results.
The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(€ thousands)	2024	2023
Profit	31,332	52,116
Net impairment of leased and owned stores (1)	4,979	—
Severance indemnities and provisions for severance expenses (2)	1,436	738
Legal costs for trademark dispute (3)	1,388	649
Transaction costs related to acquisitions (4)	26	4,975
Costs related to the Business Combination (5)	—	1,059
Special donations for social responsibility (6)	—	100
Net income related to lease agreements (7)	—	(4,126)
Tax effects on adjusting items (8)	(1,977)	(626)
Adjusted Profit	37,184	54,885
________________________________________
(1)Net impairment of leased and owned stores of €4,979 thousand for the six months ended June 30, 2024 includes (i) impairment of €3,036 thousand related to right-of-use assets, and (ii) impairment of €1,943 thousand related to property, plant and equipment.
(2)Relates to severance indemnities of €1,436 thousand and €738 thousand for the six months ended June 30, 2024 and 2023, respectively.
(3)Relates to legal costs of €1,388 thousand and €649 thousand for the six months ended June 30, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand and €4,975 thousand, for the six months ended June 30, 2024 and 2023, respectively, primarily for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea and for 2023 only, to the TFI Acquisition and the acquisition of a 25% in interest Norda.
(5)Costs related to the Business Combination of €1,059 thousand for the six months ended June 30, 2023 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey of €100 thousand for the six months ended June 30, 2023.
(7)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business

Combination, special donations for social responsibility and net income related to lease agreements, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
The Group’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating the Group’s results.

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(€ thousands)	2024	2023
Profit	31,332	52,116
Net impairment of leased and owned stores (1)	4,979	—
Severance indemnities and provisions for severance expenses (2)	1,436	738
Legal costs for trademark dispute (3)	1,388	649
Transaction costs related to acquisitions (4)	26	4,975
Costs related to the Business Combination (5)	—	1,059
Special donations for social responsibility (6)	—	100
Net income related to lease agreements (7)	—	(4,126)
Tax effects on adjusting items (8)	(1,977)	(626)
Adjusted Profit	37,184	54,885
Impact of non-controlling interests (9)	6,505	6,231
Adjusted Profit attributable to shareholders of the Parent Company	30,679	48,654
Weighted average number of shares for basic earnings per share	250,630,556	244,167,243
Basic earnings per share in €	0.10	0.19
Adjusted Basic Earnings per Share in €	0.12	0.20
Weighted average number of shares for diluted earnings per share	253,198,913	246,313,241
Diluted earnings per share in €	0.10	0.19
Adjusted Diluted Earnings per Share in €	0.12	0.20
________________________________________
(1)Net impairment of leased and owned stores of €4,979 thousand for the six months ended June 30, 2024 includes (i) impairment of €3,036 thousand related to right-of-use assets, and (ii) impairment of €1,943 thousand related to property, plant and equipment.
(2)Relates to severance indemnities of €1,436 thousand and €738 thousand for the six months ended June 30, 2024 and 2023, respectively.
(3)Relates to legal costs of €1,388 thousand and €649 thousand for the six months ended June 30, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand and €4,975 thousand, for the six months ended June 30, 2024 and 2023, respectively, primarily for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea and for 2023 only, to the TFI Acquisition and the acquisition of a 25% interest in Norda.
(5)Costs related to the Business Combination of €1,059 thousand for the six months ended June 30, 2023 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey of €100 thousand for the six months ended June 30, 2023.
(7)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(9)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2024 and at December 31, 2023:

(€ thousands)	At June 30, 2024	At December 31, 2023
Non-current borrowings	218,132	113,285
Current borrowings	167,963	289,337
Derivative financial instruments — Liabilities	2,741	897
Total borrowings, other financial liabilities and derivatives	388,836	403,519
Cash and cash equivalents	(225,316)	(296,279)
Derivative financial instruments — Assets	(4,345)	(11,110)
Other current financial assets (Securities)	(93,666)	(85,320)
Total cash and cash equivalents, other current financial assets and derivatives	(323,327)	(392,709)
Net Financial Indebtedness/(Cash Surplus)	65,509	10,810

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2024 and at December 31, 2023:

(€ thousands)	At June 30, 2024	At December 31, 2023
Current assets	1,228,652	1,287,636
Current liabilities	(871,529)	(1,012,123)
Working capital	357,123	275,513
Less:
Derivative financial instruments - Assets	4,345	11,110
Tax receivables	36,112	31,024
Other current financial assets	99,451	90,917
Other current assets	105,967	95,260
Cash and cash equivalents	225,316	296,279
Current borrowings	(167,963)	(289,337)
Current lease liabilities	(133,554)	(122,642)
Derivative financial instruments - Liabilities	(2,741)	(897)
Other current financial liabilities	—	(22,102)
Current provisions for risks and charges	(13,111)	(16,019)
Tax liabilities	(41,957)	(41,976)
Other current liabilities	(230,384)	(205,013)
Trade Working Capital	475,642	448,909
of which trade receivables	216,670	240,457
of which inventories	540,791	522,589
of which trade payables and customer advances	(281,819)	(314,137)
Trade Working Capital increased by €26,733 thousand from €448,909 thousand at December 31, 2023 to €475,642 thousand at June 30, 2024, primarily related to (i) lower trade payables and customer advances of €32,318 thousand, and (ii) higher inventories of €18,202 thousand, partially offset by (iii) lower trade receivables of €23,787 thousand. The increase in inventories was driven by ZEGNA and TOM FORD FASHION to support growth of the business, including the effects of new store openings and the conversion of ZEGNA stores in South Korea from wholesale to DTC, as well as foreign exchange impact (mainly the United States Dollar and the Chinese Renminbi) and a build up of Textile inventories for the upcoming season, partially offset by a reduction in Thom Browne driven by improved inventory management. The changes in trade receivables and in trade payables and customer advances were primarily driven by seasonality, and the change in trade receivables also reflects the impact of the conversion of several stores from wholesale to DTC.
Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.
The following table sets forth the Free Cash Flow for the six months ended June 30, 2024, and 2023:

	For the six months ended June 30,
(€ thousands)	2024	2023
Net cash flows from operating activities	120,448	107,583
Payments for property, plant and equipment	(47,926)	(25,699)
Payments for intangible assets	(12,151)	(8,801)
Payments of lease liabilities	(66,950)	(59,115)
Free Cash Flow	(6,579)	13,968

For an explanation of the drivers in Free Cash Flow see “Liquidity and Capital Resources—Cash Flows” above.

Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic or Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic or Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating Organic performance, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an Organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to Organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 (H1 2024 vs H1 2023).

Segment

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.5%	(1.9%)	4.4%	0.7%	0.2%	3.5%
Thom Browne	(19.7%)	(1.2%)	(18.5%)	8.5%	—%	(27.0%)
Tom Ford Fashion	131.9%	(1.4%)	133.3%	128.6%	—%	4.7%
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)
Brand and product line

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.6%	(2.1%)	6.7%	0.8%	—%	5.9%
Thom Browne	(19.4%)	(1.2%)	(18.2%)	8.5%	—%	(26.7%)
TOM FORD FASHION	132.0%	(1.3%)	133.3%	128.6%	—%	4.7%
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other (1)	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Distribution channel

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.5%	(2.3%)	6.8%	1.7%	—%	5.1%
Thom Browne	8.5%	(4.2%)	12.7%	25.5%	—%	(12.8%)
TOM FORD FASHION	167.8%	(2.9%)	170.7%	169.4%	—%	1.3%
Total Direct to Consumer (DTC)	14.8%	(2.7%)	17.5%	15.1%	—%	2.4%

Wholesale branded
ZEGNA brand	5.2%	(0.7%)	5.9%	(4.5%)	—%	10.4%
Thom Browne	(38.1%)	—%	(38.1%)	(2.1%)	—%	(36.0%)
TOM FORD FASHION	89.4%	(0.1%)	89.5%	80.8%	—%	8.7%
Total Wholesale branded	(7.5%)	(0.2%)	(7.3%)	7.6%	—%	(14.9%)
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other (1)	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Geographic area

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	4.3%	(0.1%)	4.4%	6.9%	(1.0%)	(1.5%)
Americas (2)	29.4%	0.1%	29.3%	24.4%	(1.8%)	6.7%
Greater China Region	(13.2%)	(2.9%)	(10.3%)	1.4%	—%	(11.7%)
Rest of APAC (3)	33.8%	(8.5%)	42.3%	37.8%	(0.9%)	5.4%
Other (4)	(5.7%)	—%	(5.7%)	11.8%	—%	(17.5%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Qualitative and Quantitative Information on Financial Risks
The Group is exposed to several financial risks connected with its operations, including:
•financial market risks, primarily relating to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risks relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risks relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
For a detailed description of Group’s financial risk factors and financial risk management, reference should be made to Note 35 — Qualitative and quantitative information on financial risks to the Annual Consolidated Financial Statements.
Recent Developments
On July 22, 2024, TOM FORD announced that Peter Hawkings stepped down as Creative Director of the brand and on September 4, 2024, Haider Ackermann was appointed as the new Creative Director. In his role, Ackermann will assume the creative leadership across all TOM FORD fashion categories, including menswear, womenswear, accessories and eyewear, and guide the creative vision for the overall brand.

ERMENEGILDO ZEGNA N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2024 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2024 and 2023
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2024	2023
Revenues	5	960,122	903,059
Cost of sales		(322,678)	(323,228)
Gross profit		637,444	579,831
Selling, general and administrative expenses		(497,612)	(415,792)
Marketing expenses		(66,751)	(47,530)
Operating profit		73,081	116,509
Financial income		12,106	15,601
Financial expenses		(29,267)	(44,592)
Foreign exchange losses		(7,684)	(7,003)
Result from investments accounted for using the equity method		314	(2,237)
Profit before taxes		48,550	78,278
Income taxes	6	(17,218)	(26,162)
Profit		31,332	52,116
Attributable to:
Shareholders of the Parent Company		25,085	45,967
Non-controlling interests		6,247	6,149

Basic earnings per share in €	7	0.10	0.19
Diluted earnings per share in €	7	0.10	0.19
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2024 and 2023
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2024	2023
Profit		31,332	52,116
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit or loss:
Foreign currency exchange differences arising from the translation of foreign operations(*)		15,666	(6,538)
Net loss from cash flow hedges		(5,089)	(5,198)
Net gain from financial instruments measured at fair value		72	372
Items that will not be subsequently reclassified to the statement of profit or loss:
Net actuarial (loss)/gain from defined benefit plans		(422)	274
Total other comprehensive income	14	10,227	(11,090)
Total comprehensive income		41,559	41,026
Attributable to:
Shareholders of the Parent Company		34,929	35,364
Non-controlling interests		6,630	5,662
________________________________________
(*) As a result of the sale of the Group’s 100% interest in Ezesa Argentina S.A. in February 2024, cumulative translation losses amounting to €1,907 thousand relating to the original investment held in the company were reclassified from other comprehensive income/(loss) to foreign exchange losses within the semi-annual consolidated statement of profit for the six months ended June 30, 2024.
As a result of the acquisition of Tom Ford International in April 2023, cumulative translation losses amounting to €4,705 thousand relating to the Group’s original investment held in Tom Ford International were reclassified from other comprehensive income/(loss) to foreign exchange losses within the semi-annual consolidated statement of profit for the six months ended June 30, 2023.

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2024 and at December 31, 2023
(Unaudited)

(€ thousands)	Notes	At June 30, 2024	At December 31, 2023
Assets
Non-current assets
Intangible assets	9	594,936	572,274
Property, plant and equipment		176,094	159,608
Right-of-use assets	10	561,176	533,952
Investments accounted for using the equity method		19,066	18,765
Deferred tax assets		165,254	160,878
Other non-current financial assets		36,121	33,898
Total non-current assets		1,552,647	1,479,375
Current assets
Inventories	11	540,791	522,589
Trade receivables		216,670	240,457
Derivative financial instruments	12	4,345	11,110
Tax receivables		36,112	31,024
Other current financial assets	13	99,451	90,917
Other current assets		105,967	95,260
Cash and cash equivalents		225,316	296,279
Total current assets		1,228,652	1,287,636
Total assets		2,781,299	2,767,011
Liabilities and Equity
Equity attributable to shareholders of the Parent Company		852,678	840,294
Equity attributable to non-controlling interests		61,527	60,602
Total equity		914,205	900,896
Non-current liabilities
Non-current borrowings	15	218,132	113,285
Other non-current financial liabilities	16	141,239	136,556
Non-current lease liabilities	17	497,543	471,083
Non-current provisions for risks and charges		20,323	19,849
Employee benefits		35,727	29,645
Deferred tax liabilities		77,843	73,885
Other non-current liabilities		4,758	9,689
Total non-current liabilities		995,565	853,992
Current liabilities
Current borrowings	15	167,963	289,337
Other current financial liabilities	16	—	22,102
Current lease liabilities	17	133,554	122,642
Derivative financial instruments	12	2,741	897
Current provisions for risks and charges		13,111	16,019
Trade payables and customer advances		281,819	314,137
Tax liabilities		41,957	41,976
Other current liabilities		230,384	205,013
Total current liabilities		871,529	1,012,123
Total equity and liabilities		2,781,299	2,767,011

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2024 and 2023
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2024	2023
Operating activities
Profit		31,332	52,116
Income taxes	6	17,218	26,162
Depreciation, amortization and impairment of assets	8	113,527	86,983
Financial income		(12,106)	(15,601)
Financial expenses		29,267	44,592
Foreign exchange losses		7,684	7,003
Write downs and other provisions		1,450	962
Write downs of the provision for obsolete inventory		7,775	19,292
Result from investments accounted for using the equity method		(314)	2,237
Other non-cash expenses, net	21	36,124	18,839
Change in inventories		(21,568)	(79,454)
Change in trade receivables		21,286	(26,851)
Change in trade payables including customer advances		(28,354)	3,710
Change in other operating assets and liabilities		(42,268)	2,870
Interest paid		(19,587)	(13,480)
Income taxes paid		(21,018)	(21,797)
Net cash flows from operating activities		120,448	107,583
Investing activities
Payments for property, plant and equipment		(47,926)	(25,699)
Payments for intangible assets		(12,151)	(8,801)
Payments for purchases of non-current financial assets		(1,319)	(585)
Proceeds from disposals of current financial assets and derivative instruments		15,707	221,869
Payments for acquisitions of current financial assets and derivative instruments		(21,444)	(6,023)
Business combinations, net of cash acquired		(14,608)	(108,575)
Acquisition of investments accounted for using the equity method		—	(11,228)
Net cash flows (used in)/from investing activities		(81,741)	60,958
Financing activities
Proceeds from borrowings	15	154,713	65,000
Repayments of borrowings	15	(174,223)	(173,407)
Payments of lease liabilities	17	(66,950)	(59,115)
Payments for acquisition of non-controlling interests	16	(23,502)	—
Proceeds from the exercise of warrants		—	4,409
Sales of shares held in treasury		—	3,654
Dividends paid to non-controlling interests		(1,444)	(6,068)
Net cash flows used in financing activities		(111,406)	(165,527)
Effects of exchange rate changes on cash and cash equivalents		1,736	(2,295)
Net (decrease)/increase in cash and cash equivalents		(70,963)	719

Cash and cash equivalents at the beginning of the period		296,279	254,321
Cash and cash equivalents at the end of the period		225,316	255,040

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2024 and 2023
(Unaudited)

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasure-ment of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2022	5,939	721,187	5,295	13,379	1,252	(795)	25,278	(451,174)	(169,732)	528,320	678,949	53,372	732,321
Profit	—	—	—	—	—	—	—	—	—	45,967	45,967	6,149	52,116
Other comprehensive income/(loss)	—	—	(6,059)	(5,198)	282	372	—	—	—	—	(10,603)	(487)	(11,090)
Total comprehensive income	—	—	(6,059)	(5,198)	282	372	—	—	—	45,967	35,364	5,662	41,026
Dividends	—	—	—	—	—	—	—	—	—	(25,031)	(25,031)	(6,068)	(31,099)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,902	(248)	—	3,654	—	3,654
Exercise of warrants	115	64,617	—	—	—	—	—	—	(1,236)	—	63,496	—	63,496
Share-based payments	—	—	—	—	—	—	—	—	6,536	—	6,536	—	6,536
Settlement of share-based payments	—	—	—	—	—	—	—	10,650	(11,093)	443	—	—	—
Other changes	—	—	—	—	—	—	—	—	5,389	(6,404)	(1,015)	—	(1,015)
At June 30, 2023	6,054	785,804	(764)	8,181	1,534	(423)	25,278	(436,622)	(170,384)	543,295	761,953	52,966	814,919

At December 31, 2023	9,154	782,587	(9,856)	5,826	2,375	(160)	22,133	(436,622)	(153,996)	618,853	840,294	60,602	900,896
Profit	—	—	—	—	—	—	—	—	—	25,085	25,085	6,247	31,332
Other comprehensive income/(loss)	—	—	15,299	(5,089)	(438)	72	—	—	—	—	9,844	383	10,227
Total comprehensive income	—	—	15,299	(5,089)	(438)	72	—	—	—	25,085	34,929	6,630	41,559
Dividends	—	—	—	—	—	—	—	—	—	(30,207)	(30,207)	(1,444)	(31,651)
Share-based payments	—	—	—	—	—	—	—	—	4,151	—	4,151	—	4,151
Settlement of share-based payments	—	—	—	—	—	—	—	17,552	(19,810)	2,258	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	3,511	3,511	(4,261)	(750)
At June 30, 2024	9,154	782,587	5,443	737	1,937	(88)	22,133	(419,070)	(169,655)	619,500	852,678	61,527	914,205

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
at June 30, 2024 and for the six months ended June 30, 2024 and 2023

1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Ermenegildo Zegna Group” or the “Group”) is the holding company of the Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important, and growing, role in the luxury womenswear and leather goods segment.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the current Group’s Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the 60ies the Company moved from textile into men’s ready-to-wear while in the 80ies it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018 it acquired 85% of Thom Browne Inc. and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed by some of the finest Italian high-end textile producers fully integrated in the Group’s luxury manufacturing capabilities, represents an undeniable competitive advantage for all the Group’s brands.
The Group controls the most important phases of the value chain, from designing to manufacturing, and to distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers. The Group and its brands are led by a world-class management team.

    Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales. The Group’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
With regard to retail sales at the Group’s DOS, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases, as well as marketing activities, including events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.

As a result of the foregoing, the financial results for interim periods are not indicative of results for the entire fiscal year.
2. Basis of preparation
Statement of compliance with IFRS
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in compliance with IAS 34 — Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 (the “Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union. The accounting policies adopted are consistent with those applied in the Annual Consolidated Financial Statements, except as described in Note 3 — Summary of significant accounting policies “New standards and amendments issued by the IASB and applicable from January 1, 2024”.
These Semi-Annual Condensed Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on September 17, 2024.
These Semi-Annual Condensed Consolidated Financial Statements include the semi-annual condensed consolidated statement of profit, the semi-annual condensed consolidated statement of comprehensive income, the semi-annual condensed consolidated statement of financial position, the semi-annual condensed consolidated cash flow statement, the semi-annual condensed consolidated statement of changes in equity and the accompanying condensed notes.
The Semi-Annual Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Semi-Annual Condensed Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value. Income and expenses are accounted for on an accrual basis.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Annual Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Impairment tests of non-current assets (including goodwill and brands with an indefinite useful life for which impairment tests are performed for the preparation of Group’s annual consolidated financial statements) are not performed for the preparation of the semi-annual condensed consolidated financial statements unless impairment indicators have been identified. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

Other information
The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	Average for the six months ended June 30, 2024	At June 30, 2024	At December 31, 2023	Average for the six months ended June 30, 2023	At June 30, 2023
U.S. Dollar	1.081	1.071	1.105	1.081	1.087
Swiss Franc	0.962	0.963	0.926	0.986	0.979
Chinese Renminbi	7.801	7.775	7.851	7.489	7.898
Pound Sterling	0.855	0.846	0.869	0.876	0.858
Hong Kong Dollar	8.454	8.359	8.631	8.471	8.516
Singapore Dollar	1.456	1.451	1.459	1.444	1.473
United Arab Emirates Dirham	3.971	3.931	4.058	3.969	3.991
Japanese Yen	164.461	171.940	156.330	145.760	157.160
South Korea Won	1,460.315	1,474.860	1,433.660	1,400.435	1,435.880

3. Summary of significant accounting policies
The accounting principles applied are consistent with those used for the preparation of the Annual Consolidated Financial Statements, except as otherwise stated below.

New standards and amendments effective from January 1, 2024
In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. There was no effect from the adoption of these amendments.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. There was no effect from the adoption of these amendments.
In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. There was no effect from the adoption of these amendments.
In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments are applicable for annual reporting periods beginning on or after January 1, 2024 but not for any interim periods ending on or before December 31, 2024, and include certain specific transition reliefs for the first annual reporting period. There was no effect from the adoption of these amendments.
Scope of consolidation
The following changes in the scope of consolidation of the Group occurred during the six months ended June 30, 2024:
•on January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd. for cash consideration of €9 million, following which the Group began directly operating its ZEGNA business in South Korea and its network of 15 stores. For additional information see Note 22 — Business combinations;
•on February 6, 2024, the Group sold its 100% interest in Ezesa Argentina S.A., following which Ezesa Argentina S.A. was deconsolidated by the Group;
•on March 25, 2024, Ermenegildo Zegna Monaco S.a.r.l. was incorporated by the Group, primarily to manage the Group’s operating activities in the Principality of Monaco. The Group held a 100% interest in the company at June 30, 2024;
•on April 28, 2024, Zegna Consitex Arabia For Trading LLC, a limited liability company owned by Consitex S.A., was incorporated, primarily to manage the Group’s operating activities in the Kingdom of Saudi Arabia. The Group held a 70% interest in the company at June 30, 2024;
•on June 6, 2024, Mr. Thom Browne exercised a put option to sell to the Group an additional 2% of Thom Browne Inc. (the parent company of the Thom Browne group), for total consideration of $25 million (€22,752 thousand), following which the Group holds 92% of Thom Browne group. As a result, the Group derecognized a portion of the liability for the written put option on non-controlling interests for an amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company. For additional information relating to the put option on non-controlling interests, see Note 16 — Other current and non-current financial liabilities;

•on June 27, 2024, Ezeti S.L. acquired the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group for cash consideration of €750 thousand, following which the Group owns 100% of the company;
•in the first half of 2024, the interest held in Consorzio Re.Crea was reduced from 15.5% at December 31, 2023 to 15.4% at June 30, 2024 due to a capital increase of the consortium.
4. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.

The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
•Zegna segment — Includes all activities related to the ZEGNA brand and Textile product lines.
•Thom Browne segment — Includes all activities related to the Thom Browne brand.

•Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.

Prior to the TFI Acquisition, which was completed on April 28, 2023, the Group was organized in two segments: the Zegna segment and the Thom Browne segment.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
As a result of organizational changes within the Group and changes in the information provided to the CODM for the purposes of making strategic decisions relating to the assessment of performance and the allocation of resources, revenues from Pelletteria Tizeta S.r.l., which were allocated to the Zegna segment in the semi-annual report at and for the six months ended June 30, 2023, are now presented within the Tom Ford Fashion segment for the six months ended June 30, 2024. As a result, the related revenues for the six months ended June 30, 2023 have been reclassified from the Zegna segment to Tom Ford Fashion segment to conform to the current period presentation.
No measures of assets or liabilities by segment are reported to the CODM and therefore such information is not presented.

The following tables summarize selected financial information by segment for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30, 2024
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	644,908	166,721	148,493	—	—	960,122
Inter-segment revenues	15,630	214	—	—	(15,844)	—
Revenues	660,538	166,935	148,493	—	(15,844)	960,122

Profit before taxes						48,550
Financial income						(12,106)
Financial expenses						29,267
Foreign exchange losses						7,684
Result from investments accounted for using the equity method						(314)
Operating profit						73,081
Adjustments:
Net impairment of leased and owned stores (1)	30	2,952	1,997	—	—	4,979
Severance indemnities and provisions for severance expenses (2)	483	—	226	727	—	1,436
Legal costs for trademark dispute (3)	—	1,388	—	—	—	1,388
Transaction costs related to acquisitions (4)	—	—	—	26	—	26
Adjusted EBIT	84,695	20,186	(11,913)	(11,965)	(93)	80,910

Depreciation and amortization	(76,127)	(13,008)	(19,382)	(31)	—	(108,548)
________________________________________
(1)Net impairment of leased and owned stores includes (i) impairment of €3,036 thousand related to right-of-use assets and (ii) impairment of €1,943 thousand related to property, plant and equipment. These amounts are recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit and loss.
(2)Relates to severance indemnities of €1,436 thousand. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(3)Relates to legal costs of €1,388 thousand in connection with defending a legal dispute initiated by adidas alleging that Thom Browne infringe its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(4)Relates to transaction costs of €26 thousand for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.

	For the six months ended June 30, 2023
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	632,093	206,951	64,015	—	—	903,059
Inter-segment revenues	12,217	1,008	12	—	(13,237)	—
Revenues	644,310	207,959	64,027	—	(13,237)	903,059

Profit before taxes						78,278
Financial income						(15,601)
Financial expenses						44,592
Foreign exchange losses						7,003
Result from investments accounted for using the equity method						2,237
Operating profit						116,509
Adjustments:
Transaction costs related to acquisitions (1)	—	—	—	4,975	—	4,975
Costs related to the Business Combination (2)	548	46	—	465	—	1,059
Severance indemnities and provisions for severance expenses (3)	486	—	252	—	—	738
Legal costs for trademark dispute (4)	—	649	—	—	—	649
Special donations for social responsibility (5)	—	—	—	100	—	100
Net income related to lease agreements (6)	(4,126)	—	—	—	—	(4,126)
Adjusted EBIT	99,718	31,521	4,303	(15,626)	(12)	119,904

Depreciation and amortization	(67,489)	(12,953)	(6,521)	(20)	—	(86,983)
________________________________________
(1)Relates to transaction costs of €4,975 thousand for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% interest in Norda. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(2)Costs related to the Business Combination of €1,059 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within “selling, general and administrative expenses” for €1,040 thousand and “cost of sales” for €19 thousand in the semi-annual condensed consolidated statement of profit.
(3)Relates to severance indemnities of €738 thousand. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(4)Relates to legal costs of €649 thousand in connection with defending a legal dispute initiated by adidas alleging that Thom Browne infringe its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(5)Relates to a donation of €100 thousand to support initiatives related to humanitarian emergencies in Turkey. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(6)Net income related to lease agreements of €4,126 thousand relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.

5. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by brand and product line:

	For the six months ended June 30,
(€ thousands)	2024	2023
ZEGNA brand (1)	566,067	541,319
Thom Browne	166,721	206,951
TOM FORD FASHION	148,493	64,015
Textile	71,836	73,072
Other (2)	7,005	17,702
Total revenues	960,122	903,059
________________________________________
(1)ZEGNA brand includes apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by distribution channel:

	For the six months ended June 30,
(€ thousands)	2024	2023
Direct to Consumer (DTC)
ZEGNA brand	486,561	465,710
Thom Browne	89,976	82,924
TOM FORD FASHION	93,062	34,751
Total Direct to Consumer (DTC)	669,599	583,385

Wholesale branded
ZEGNA brand	79,506	75,609
Thom Browne	76,745	124,027
TOM FORD FASHION	55,431	29,264
Total Wholesale branded	211,682	228,900
Textile	71,836	73,072
Other(1)	7,005	17,702
Total revenues	960,122	903,059
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by geographic area:

	For the six months ended June 30,
(€ thousands)	2024	2023
EMEA(1)	336,591	322,680
of which Italy	135,203	151,464
Americas (2)	246,046	190,112
of which United States	212,392	156,747
Greater China Region	266,324	306,835
Rest of APAC(3)	109,990	82,190
Other(4)	1,171	1,242
Total revenues	960,122	903,059
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.

(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €6,293 thousand and €7,503 thousand for the six months ended June 30, 2024 and 2023, respectively.

6. Income taxes
The following table provides a breakdown for income taxes:

	For the six months ended June 30,
(€ thousands)	2024	2023
Current taxes	(17,683)	(39,679)
Deferred taxes	465	13,517
Income taxes	(17,218)	(26,162)
Income taxes for the six months ended June 30, 2024 and 2023 amounted to €17,218 thousand and €26,162 thousand, respectively, of which €16,326 thousand and €23,993 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €892 thousand and €2,169 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. For each of the six months ended June 30, 2024 and 2023 the applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian entities of the Group.
The effective tax rate for the six months ended June 30, 2024 and 2023 was 35.5% and 33.4%, respectively.
The Pillar Two legislative tax framework introduced by the Organisation for Economic Co-operation and Development (“OECD”), which aims to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, has subsequently and progressively been enacted into local tax legislation in many countries around the world. Considering that the Group’s ultimate parent Company is tax resident in Italy and the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax must be applied with respect to all subsidiaries of the Group starting from January 1, 2024. The impact of applying the Pillar Two tax rules for the Group has been limited to certain operations abroad where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent. The Group has applied the mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules.
7. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or loss attributable to shareholders of the Parent Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the six months ended June 30,
(€ thousands)	2024	2023
Profit attributable to shareholders of the Parent Company	25,085	45,967

Weighted average number of shares for basic earnings per share	250,630,556	244,167,243
Adjustments for calculation of diluted earnings per share:
Long-Term Incentive Awards 2022-2025 (1)	1,381,264	949,678
CEO remuneration in shares (2)	920,879	1,041,460
Non-executive directors remuneration in shares (3)	136,214	154,860
2023 Restricted Stock Units Plan (4)	130,000	—
Weighted average number of shares for diluted earnings per share	253,198,913	246,313,241

Basic earnings per share in €	0.10	0.19
Diluted earnings per share in €	0.10	0.19

For the first six months ended June 30, 2024 and 2023, the diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. All potential ordinary shares are assumed to be converted into ordinary shares at the beginning of the period or, if later, at the date of grant of the potential ordinary shares. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 20 — Share-based payments.
(1)Long-Term Incentive Awards 2022-2025 — Performance share units (“PSUs”) and retention restricted share units (“RSUs”) granted to the Group’s senior management (“Senior Management Team”), which in the case of the PSUs are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(2)CEO remuneration in shares — Potential ordinary shares from the exercise of the share purchase rights of all or part of the CEO’s fixed remuneration.
(3)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided in 2023 and 2024 and that will be assigned to the recipients in 2025 and 2026.
(4)2023 Restricted Stock Units Plan — RSUs granted to the Senior Management Team, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
8. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the semi-annual condensed consolidated statement of profit:

	For the six months ended June 30,
(€ thousands)	2024		2023
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(7,880)	(70,063)	(7,417)	(65,925)
Selling, general and administrative expenses	(99,419)	(185,050)	(78,738)	(160,309)
Marketing expenses	(1,249)	(6,053)	(828)	(4,924)
Total	(108,548)	(261,166)	(86,983)	(231,158)
At June 30, 2024 and December 31, 2023 the Group had 7,448 and 7,201, employees, respectively.

9. Intangible assets

The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at December 31, 2023	256,270	162,832	143,921	170,040	106	733,169
Additions	—	—	583	9,812	501	10,896
Disposals	—	—	(228)	(221)	—	(449)
Business combinations	8,280	—	—	—	—	8,280
Exchange differences	5,778	5,247	3,250	906	—	15,181
Other movements and reclassifications	—	—	3,716	(4,636)	(194)	(1,114)
Historical cost at June 30, 2024	270,328	168,079	151,242	175,901	413	765,963

Accumulated amortization at December 31, 2023	—	—	(41,348)	(119,547)	—	(160,895)
Amortization	—	—	(2,656)	(7,661)	—	(10,317)
Disposals	—	—	177	217	—	394
Exchange differences	—	—	(164)	(590)	—	(754)
Other movements and reclassifications	—	—	(2,974)	3,519	—	545
Accumulated amortization at June 30, 2024	—	—	(46,965)	(124,062)	—	(171,027)

Carrying amount at:
December 31, 2023	256,270	162,832	102,573	50,493	106	572,274
June 30, 2024	270,328	168,079	104,277	51,839	413	594,936

Goodwill of €8,280 thousand recognized during the period related to the acquisition of the ZEGNA business in South Korea. For additional information, see Note 22 — Business combinations.

10. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other right-of-use assets	Total
Historical cost at December 31, 2023	971,033	45	168	6,765	978,011
Additions	95,374	102	—	2,654	98,130
Disposals	(27,592)	(2)	—	(970)	(28,564)
Exchange differences	15,434	—	—	(11)	15,423
Historical cost at June 30, 2024	1,054,249	145	168	8,438	1,063,000

Accumulated amortization at December 31, 2023	(440,434)	(15)	(150)	(3,460)	(444,059)
Amortization	(71,076)	(14)	(17)	(1,082)	(72,189)
Impairment	(3,036)	—	—	—	(3,036)
Disposals	23,593	1	—	664	24,258
Exchange differences	(6,803)	—	—	5	(6,798)
Accumulated amortization at June 30, 2024	(497,756)	(28)	(167)	(3,873)	(501,824)

Carrying amount at:
December 31, 2023	530,599	30	18	3,305	533,952
June 30, 2024	556,493	117	1	4,565	561,176

The Group leases various retail stores, warehouses, equipment and vehicles. Lease contracts are typically made for fixed periods of 1 year to 15 years and may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 year to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other right-of-use assets mainly include vehicles.
For the six months ended June 30, 2024 impairments were recognized for an amount of €3,036 thousand primarily related to leased stores in Europe and Unites States that are part of the Thom Browne segment, to leased stores in Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and to a leased store in Greater China Region that is part of the Zegna segment. For the six months ended June 30, 2023 no impairments were recognized.
11. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

(€ thousands)	At June 30, 2024	At December 31, 2023
Raw materials, ancillary materials and consumables	93,150	90,460
Work-in-progress and semi-finished products	50,788	46,735
Finished goods	396,853	385,394
Total inventories	540,791	522,589

The amount of provisions for slow moving and obsolete inventories (net of utilizations and releases) recognized for the six months ended June 30, 2024 and 2023 was €7,775 thousand and €19,292 thousand, respectively.

12. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the table below:

	At June 30, 2024			At December 31, 2023
(€ thousands)	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign currency exchange risk
Foreign currency derivatives	651,161	2,590	(2,741)	595,819	6,371	(897)
Interest rate risk
Interest rate swaps	53,297	1,755	—	133,962	4,739	—
Total derivatives instruments - Notional / Assets / (Liabilities)	704,458	4,345	(2,741)	729,781	11,110	(897)

13. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 18 — Fair value measurement for a breakdown of other current financial assets by fair value level):

(€ thousands)	At June 30, 2024	At December 31, 2023
Securities	93,666	85,320
Guarantee deposits	5,524	5,431
Financial receivables	261	166
Total other current financial assets	99,451	90,917

The following table provides a breakdown for securities:

(€ thousands)	At December 31, 2023	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At June 30, 2024
Fair value through profit or loss (FVPL)
Private equity	22,399	824	(2,215)	513	35	428	21,984
Money market funds	2,093	13,586	(744)	10	33	36	15,014
Real estate funds	12,146	—	(2,388)	128	61	157	10,104
Hedge funds	8,995	—	(20)	961	1	43	9,980
Private debt	10,106	—	(60)	(237)	—	—	9,809
Equity	1,141	1,986	—	160	—	—	3,287
Total FVPL	56,880	16,396	(5,427)	1,535	130	664	70,178

Fair value through other comprehensive income (FVOCI)
Fixed income	11,748	3,447	—	64	—	—	15,259
Floating income	16,692	1,508	(10,000)	46	(17)	—	8,229
Total FVOCI	28,440	4,955	(10,000)	110	(17)	—	23,488

Total securities	85,320	21,351	(15,427)	1,645	113	664	93,666

14. Shareholders’ equity
Share capital and share premium
At June 30, 2024 and December 31, 2023 the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an uninterrupted period of time as prescribed by the articles of association of the Company. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one Special Voting Share A of the Company per eligible ordinary share. Each Special Voting Share A of the Company will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each Special Voting Share B of the Company will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company’s Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company’s General Meeting. Holders of the Company’s Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company will maintain a separate dividend reserve for each class of the Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Company’s Special Voting Shares.
The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the six months ended June 30, 2024:

	Share capital (€ thousand)	Share premium (€ thousand)	Outstanding ordinary shares	Ordinary shares held in treasury	Total ordinary shares	Special voting shares
At December 31, 2023	9,154	782,587	250,310,263	52,394,463	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (1)	—	—	2,106,216	(2,106,216)	—	—
At June 30, 2024	9,154	782,587	252,416,479	50,288,247	302,704,726	154,981,350
________________________________________
(1)As a result of the vesting of certain equity incentive arrangements, 2,106,216 ordinary shares, which were previously held in treasury, were delivered to participants of the share-based payments plans, as further described below:

(a)609,756 ordinary shares to the Senior Management Team to settle a portion of the bonus in ordinary shares equal to a value of $7,500 thousand as part of long-term equity incentives provided.
(b)588,000 ordinary shares to the CEO under the CEO 2022-2024 long-term incentive plan in relation to the 2023 performance period;
(c)360,000 ordinary shares to the CEO under the CEO IPO PSU plan.
(d)430,000 ordinary shares to the directors of the Group, key executives with strategic responsibilities and other employees of the Group under the Management IPO PSU plan.
(e)78,460 ordinary shares to the non-executive directors of the Group for 50% of their annual base remuneration for services provided in 2022.
(f)40,000 ordinary shares to the Senior Management Team (excluding the CEO) under the 2023 RSU Plan in connection with the achievement of the service condition for the first installment.

For additional information relating to the equity incentive arrangements of the Group, see Note 20 — Share-based payments.

Reserve for treasury shares
At June 30, 2024, the reserve for treasury shares amounted to €419,070 thousand (€436,622 thousand at December 31, 2023) and 50,288,247 ordinary shares were held in treasury (52,394,463 ordinary shares at December 31, 2023).
Other reserves
Other reserves are detailed as follows:

(€ thousands)	At June 30, 2024	At December 31, 2023
Share-based payments reserve	80,349	96,008
Non-controlling interests options reserve	(114,247)	(183,525)
Other	(135,757)	(66,479)
Other reserves	(169,655)	(153,996)

The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition at fair value of the financial liabilities relating to put options held by non-controlling interests (the financial liabilities are subsequently remeasured at the end of each period through the statement of profit or loss) in (i) Thom Browne group for €92,788 thousand at June 30, 2024 and €162,066 thousand at December 31, 2023 (originally recognized in 2018 and partially reclassified within other reserves in 2024 as a result of the first tranche of the put option being completely exercised) and (ii) Gruppo Dondi S.p.A. for €21,459 thousand at June 30, 2024 and December 31, 2023 (originally recognized in 2019). For additional information relating to the put options, see Note 16 — Other current and non-current financial liabilities.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes, including the first-time IFRS adoption reserve reflecting the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.

At the Annual General Meeting of the Shareholders held on June 26, 2024, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30 million. The dividend distribution was paid on July 30, 2024 and was made from the retained earnings reserve.
15. Borrowings
The following table provides a breakdown for non-current and current borrowings:

(€ thousands)	Committed loans	Other financial loans	Total borrowings
At December 31, 2023	316,956	85,666	402,622
Repayments	(88,589)	(85,634)	(174,223)
Proceeds	89,713	65,000	154,713
Other	2,983	—	2,983
At June 30, 2024	321,063	65,032	386,095
of which:
Non-current	218,128	4	218,132
Current	102,935	65,028	167,963

The Group enters into interest rate swaps to hedge the risk of fluctuations in interest rates on its borrowings that bear floating rates of interest. The use of interest rate swaps is exclusively to hedge interest rate risks associated with monetary flows and not for speculative purposes.
The following table summarizes the Group’s financial liabilities at June 30, 2024 into relevant maturity groupings based on their contractual maturities (contractual undiscounted cash flows, including interest):

	Contractual cash flows at June 30, 2024					Carrying amount at June 30, 2024
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows
Derivative financial instruments	2,741	—	—	—	2,741	2,741
Trade payables and customer advances	281,819	—	—	—	281,819	281,819
Borrowings	176,807	125,424	94,045	6,284	402,560	386,095
Lease liabilities	154,605	127,093	105,988	327,658	715,344	631,097
Other non-current financial liabilities	—	—	—	141,239	141,239	141,239
Total	615,972	252,517	200,033	475,181	1,543,703	1,442,991

16. Other current and non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities.

(€ thousands)	At June 30, 2024	At December 31, 2023
Written put options on non-controlling interests	141,239	136,466
of which Thom Browne option	124,139	116,456
of which Dondi option	17,100	20,010
Other	—	90
Other non-current financial liabilities	141,239	136,556
Written put options on non-controlling interests	—	22,102
of which Thom Browne option	—	22,102
Other current financial liabilities	—	22,102
Total	141,239	158,658
Written put options on non-controlling interests
Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 8% interest in the Thom Browne group not owned by the Group, in two remaining tranches. The exercise price of the option is established as the EBITDA of the Thom Browne group recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2024 to 2027. The liability, which originally related to a 15% non-controlling interest, was initially recognized against equity for €162,066 thousand and it is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne group for a total consideration of €30,653 thousand, reducing the non-controlling interest to 10%.
During the first half of 2024, Mr. Thom Browne exercised the put option to sell to the Group an additional 2% of Thom Browne Inc. (based on 2023 EBITDA of the Thom Browne group) for a consideration of €22,752 thousand, following which the Group owns 92% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option liability relating to the remaining non-controlling interest was remeasured at its fair value.
At June 30, 2024, the put option liability (which relates to two tranches representing 5% and 3% of the non-controlling interests that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively) amounted to €124,139 thousand and was classified as non-current (€138,558 thousand at December 31, 2023, of which €22,102 thousand was classified as current and €116,456 thousand was classified as non-current).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2024 amounted to €17,100 thousand and was classified as non-current (€20,010 thousand at December 31, 2023).

17. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	Lease liabilities
At December 31, 2023	593,725
Interest expense	11,511
Repayment of lease liabilities (including interest expense)	(78,461)
Additions due to new leases and store renewals	97,868
Decrease of lease liabilities due to store closures	(3,416)
Translation differences	9,870
At June 30, 2024	631,097
of which:
Non-current	497,543
Current	133,554

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
For information relating to contractual maturities of lease liabilities, see Note 15 — Borrowings.
18. Fair value measurement
The reported amounts of derivative instruments, whether assets or liabilities, reflect their fair value at the reporting date.
The carrying amounts of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximate their estimated realizable value and their fair value. Lease liabilities are measured at present value, while all other financial liabilities measured at amortized cost approximate their fair value.
Categories of financial assets and liabilities according to IFRS 7

The following tables provide a breakdown of financial assets by category at June 30, 2024:

	At June 30, 2024
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	4,345	—	4,345	12	—	4,345	—
Cash and cash equivalents	—	—	225,316	225,316		—	225,316	—
Trade receivables	—	—	216,670	216,670		—	216,670	—
Other non-current financial assets	4,292	—	31,829	36,121		—	32,361	3,760
Other current financial assets	70,178	23,488	5,785	99,451	13	26,775	21,079	51,597
Financial assets	74,470	27,833	479,600	581,903		26,775	499,771	55,357

The following table provides an additional breakdown for other current financial assets at June 30, 2024:

	At June 30, 2024
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Money market funds and floating income	15,014	8,229	—	23,243	8,229	15,014	—
Private equity	21,984	—	—	21,984	—	—	21,984
Fixed income	—	15,259	—	15,259	15,259	—	—
Real estate funds	10,104	—	—	10,104	—	—	10,104
Hedge funds	9,980	—	—	9,980	—	—	9,980
Private debt	9,809	—	—	9,809	—	280	9,529
Guarantee deposits	—	—	5,524	5,524	—	5,524	—
Equity	3,287	—	—	3,287	3,287	—	—
Financial receivables	—	—	261	261	—	261	—
Total other current financial assets	70,178	23,488	5,785	99,451	26,775	21,079	51,597

The following table presents the changes in level 3 items for financial assets for the six months ended June 30, 2024:

(€ thousands)	Fair value Level 3
At December 31, 2023	57,131
Investments	824
Disposals	(4,688)
Fair value adjustments	1,365
Realized gains	98
Exchange rate gains	627
At June 30, 2024	55,357

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown of financial assets by category at December 31, 2023:

	At December 31, 2023
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,110	—	11,110	12	—	11,110	—
Cash and cash equivalents	—	—	296,279	296,279		—	296,279	—
Trade receivables	—	—	240,457	240,457		—	240,457	—
Other non-current financial assets	4,421	—	29,477	33,898		—	30,133	3,765
Other current financial assets	56,880	28,440	5,597	90,917	13	29,581	7,970	53,366
Financial assets	61,301	39,550	571,810	672,661		29,581	585,949	57,131

The following table provides an additional breakdown for other current financial assets at December 31, 2023:

	At December 31, 2023
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	22,399	—	—	22,399	—	—	22,399
Money market funds and floating income	2,093	16,692	—	18,785	16,692	2,093	—
Real estate funds	12,146	—	—	12,146	—	—	12,146
Fixed income	—	11,748	—	11,748	11,748	—	—
Private debt	10,106	—	—	10,106	—	280	9,826
Hedge funds	8,995	—	—	8,995	—	—	8,995
Guarantee deposits	—	—	5,431	5,431	—	5,431	—
Equity	1,141	—	—	1,141	1,141	—	—
Financial receivables	—	—	166	166	—	166	—
Total other current financial assets	56,880	28,440	5,597	90,917	29,581	7,970	53,366

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).
The following tables provide a breakdown of financial liabilities by category at June 30, 2024:

	At June 30, 2024
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	2,741	—	2,741	12	—	2,741	—
Non-current borrowings	—	—	218,132	218,132	15	—	218,132	—
Current borrowings	—	—	167,963	167,963	15	—	167,963	—
Other non-current financial liabilities	141,239	—	—	141,239	16	—	141,239	—
Trade payables and customer advances	—	—	281,819	281,819		—	281,819	—
Lease liabilities – Current/Non-current	—	—	631,097	631,097	17	—	—	631,097
Financial liabilities	141,239	2,741	1,299,011	1,442,991		—	811,894	631,097

The following tables provide a breakdown of financial liabilities by category at December 31, 2023:

	At December 31, 2023
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	897	—	897	12	—	897	—
Non-current borrowings	—	—	113,285	113,285	15	—	113,285	—
Current borrowings	—	—	289,337	289,337	15	—	289,337	—
Other non-current financial liabilities	136,466	—	90	136,556	16	—	136,466	90
Other current financial liabilities	22,102	—	—	22,102	16	—	22,102	—
Trade payables and customer advances	—	—	314,137	314,137		—	314,137	—
Lease liabilities – Current / Non-current	—	—	593,725	593,725	17	—	—	593,725
Financial liabilities	158,568	897	1,310,574	1,470,039		—	876,224	593,815

19. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals (and their close family members) capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello s.s. (“Monterubello”), as well as other companies owned by Monterubello and its shareholders. Related parties also include the Group’s associates and joint arrangements, members of the Group’s Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.

The Group’s transactions with related parties are primarily of a commercial and/or financial nature and are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are further described below.
Transactions with associates
•Transactions with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition (following which TFI Group is part of the Ermenegildo Zegna Group and no longer a related party that requires separate disclosure), primarily related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD menswear products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022);
◦financial loans to TFI that were fully settled in 2023; and
◦a financial guarantee provided in 2020 by the Group to TFI (which at the time was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. Such guarantee was subsequently reduced to $6,875 thousand in 2022 and terminated in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
•The purchase of raw materials (primarily carded yarns) from Filati Biagioli Modesto.
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or members of the Senior Management Team
•The purchase of raw materials (primarily wool) from Gruppo Schneider S.p.A and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services (primarily finishing of fabrics), from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•The rental of properties from EZ Real Estate S.r.l. (“EZ Real Estate”) or its subsidiaries under lease agreements (EZ Real Estate and its subsidiaries were part of the Group prior to the disposition of the Group’s real estate business in November 2021).
•Licensing, marketing and other sustainability-related services from Oasi Zegna.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.

•Put contracts entered into with Mr. Thom Browne as part of the Group’s investments in Thom Browne whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne. For additional information relating to the Thom Browne put option, see Note 16 — Other current and non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti’s appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.

The following table summarizes transactions with related parties for the six months ended June 30, 2024:

	For the six months ended June 30, 2024						For the six months ended June 30, 2023
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)
Associates
TFI Group (1)(2)	—	—	—	—	—	—	3,212	288	740	—	(7)	—
Filati Biagioli Modesto S.p.A.	—	3,676	33	—	—	—	—	3,581	20	—	45	—
Norda Run Inc.	—	1	4	—	—	—	—	841	120	—	(2)	—
Luigi Fedeli e Figlio S.r.l.	30	138	—	—	—	—	—	—	—	—	—	—
Total associates	30	3,815	37	—	—	—	3,212	4,710	880	—	36	—
Companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team
EZ Real Estate (3)	8	1,267	2,010	1,040	(351)	—	1	1,379	2,065	1,024	(181)	—
Schneider Group	1	6,394	3	—	—	—	17	6,732	11	—	—	—
Alan Real Estate S.A. (3)	—	857	1,550	—	(858)	5	—	874	649	—	(26)	—
Agnona S.r.l.	50	25	134	30	—	(1)	14	15	87	49	(1)	—
Other companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team (4)	92	2,983	216	4	2	—	37	2,790	11	8	1	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	96	—	(239)	83	—	—	103	—	(262)	1,915
Other	—	—	1,499	—	—	—	—	—	1,524	—	—	—
Total transactions with related parties	181	15,341	5,545	1,074	(1,446)	87	3,281	16,500	5,330	1,081	(433)	1,915
Total for the Group	960,122	322,678	497,612	66,751	(17,161)	(7,684)	903,059	323,228	415,792	47,530	(28,991)	(7,003)
________________________________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group is controlled by the Group and is no longer related party.
(2)Costs with TFI Group include royalties amounting to €181 thousand for the six months ended June 30, 2023.
(3)Entities disposed of as part of the disposition of certain businesses in November 2021.
(4)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A. and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at June 30, 2024 and December 31, 2023:

	At June 30, 2024				At December 31, 2023
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
Filati Biagioli Modesto S.p.A.	—	437	—	1,794	—	598	—	927
Norda Run Inc.		—	—	4	—	—	—	2
Luigi Fedeli e Figlio S.r.l.	—	23	—	136	—	3	—	—
Total associates	—	460	—	1,934	—	601	—	929
Monterubello and Companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team
Agnona S.r.l.	—	17	—	14	—	55	—	56
Schneider Group	—	—	—	4,010	—	—	—	4,176
EZ Real Estate (1)	40,098	18	34,413	8,525	43,215	82	37,320	8,503
Alan Real Estate S.A. (1)	36,375	—	32,137	5,024	37,154	—	33,245	5,291
Other companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team (2)	208	268	—	1,724	406	188	—	2,144
Other related parties connected to directors and shareholders
UBS Group AG	—	34,889	—	20,530	—	43,202	20,000	3,017
Other	—	—	—	430	—	—	—	530
Total transactions with related parties	76,681	35,652	66,550	42,191	80,775	44,128	90,565	24,646
Total for the Group	1,552,647	1,228,652	995,565	871,529	1,479,375	1,287,636	853,992	1,012,123
________________________________________
(1)Entities disposed of as part of the disposition of certain businesses in November 2021.
(2)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., Achill Station Pty Ltd. and Pettinatura di Verrone S.r.l.

20. Share-based payments

The Group has several equity incentive arrangements under which share-based payments have been awarded to the Chief Executive Officer (“CEO”), other members of the Senior Management Team and certain other employees of the Group. The equity incentives primarily consist of performance share units (PSUs) and retention restricted share units (RSUs), which each represent the right to receive one ordinary share of the Company.
For the six months ended June 30, 2024 and 2023, the Group recognized €4,151 thousand and €6,536 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the Group’s equity incentive plans.
CEO IPO PSUs
On January 30, 2024, the Board of Directors confirmed the achievement of the vesting conditions applicable to the second tranche of the CEO IPO PSU awards, which were conditioned upon: (i) the completion of the public listing of the Company’s shares by December 31, 2021, (ii) the attainment of predefined targets relating to the Company’s share price, and (iii) the CEO’s continued service with the Company from the award grant date until December 31, 2023. As a result of such confirmation, the remaining 360,000 CEO IPO PSUs vested in 2023 and the same number of ordinary shares were delivered to the CEO during the first half of 2024.
Management IPO PSUs
On January 30, 2024, the Board of Directors confirmed the achievement of the vesting conditions applicable to the second tranche of the Management IPO PSU awards, which were conditioned upon: (i) the completion of the public listing of the Company’s shares by December 31, 2021, (ii) the attainment of predefined targets relating to the Company’s share price, and (iii) the recipient’s continued service with the Company from the award grant date until December 31, 2023. As a result of such confirmation, the remaining 430,000 Management IPO PSUs vested in 2023 and the same number of ordinary shares were delivered to the recipients during the first half of 2024.
CEO 2022-2024 PSUs
On April 4, 2024, the Board of Directors determined the level of achievement of the performance conditions applicable to the CEO 2022-2024 PSU awards in relation to the 2023 performance period. As a result of such determination, 588,000 CEO 2022-2024 PSUs vested in 2023 and the same number of ordinary shares were delivered to the CEO during the first half of 2024.
2023 RSU Plan
In the first half of 2024, the service condition applicable to the first installment of the 2023 RSU Plan was achieved. As a result, 40,000 2023 RSUs vested on April 10, 2024 and were delivered to the Senior Management Team (excluding the CEO) during the first half of 2024.
Non-Executive Directors Remuneration in Shares
Under the Group’s remuneration policy, non-executive directors are entitled to receive an annual base fee of €150 thousand paid 50% in cash and 50% in ordinary shares of the Company, subject to a restricted stock-award, which will be delivered to the recipients two years following the grant date. As a result, each Non-Executive Director will be entitled to receive 7,162 ordinary shares of the Company in 2026, subject to continuous office through 2024 and otherwise on a prorated basis. In relation to the remuneration in ordinary shares for services provided in 2022, 78,460 ordinary shares were delivered to the Non-Executive Directors during the first half of 2024.

2024-2026 PSUs

In June 2024 the Company awarded 518,350 PSUs to the Senior Management Team (excluding the CEO) and certain other employees of the Group (the “2024-2026 PSU Plan”), which vest in 2026 based on the achievement of targets, which will be defined and communicated in the second half of 2024, relating to: (i) the cumulated revenues and cumulated Adjusted EBIT achieved over the performance period from 2024 to 2026, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2026 compared to the end of 2023, (iii) the total shareholder return (“TSR”) achieved over the performance period from 2024 to 2026, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.
At June 30, 2024, unrecognized compensation expense relating to the 2024-2026 PSU Plan amounted to €3,601 thousand and is expected to be recognized over the remaining vesting period.

The following table summarizes the preliminary fair value for accounting purposes at the measurement date and the key assumptions used in the valuation of the 2024-2026 PSU Plan:

2024-2026 PSUs
Preliminary fair value	€8.30 - €11.19

Measurement date share price	€11.00
Expected volatility based on the historical and implied volatility of a group of comparable companies	36.08%
Dividend yield	1.18%
Risk-free rate	4.38%

21. Notes to the semi-annual condensed consolidated cash flow statement
Operating activities
For the six months ended June 30, 2024 and 2023, other non-cash expenses/(income), net in the semi-annual condensed consolidated cash flow statement primarily include equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period.
Additions capitalized to property, plant and equipment for the six months ended June 30, 2024 and 2023 were €42,519 thousand and €26,995 thousand, respectively.

22. Business combinations
Acquisition of the ZEGNA business in South Korea

On January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd, following which the Group began directly operating its ZEGNA business in South Korea and its network of stores.
Details of the purchase consideration, the net assets acquired and goodwill are presented below.

(€ thousands)	At acquisition date
Cash consideration paid	8,970
Settlement of pre-existing intercompany balances	2,540
Total	11,510
The assets and liabilities recognized as a result of the acquisition are as follows:

(€ thousands)	Preliminary fair value at acquisition date
Cash and cash equivalents	210
Trade receivables	1,560
Inventories	4,518
Intangible assets and property, plant and equipment	1,014
Other current and non-current assets	109
Other current and non-current liabilities	(2,929)
Trade payables and customer advances	(321)
Employee benefits	(931)
Net identifiable assets acquired	3,230
Goodwill	8,280
Net assets acquired including goodwill	11,510

Goodwill arising from the acquisition of €8,280 thousand is primarily attributable to the expected synergies from combining operations of the acquiree and the acquirer. Acquisition-related costs of €26 thousand were expensed as incurred.
Details of the net cash outflows related to the acquisition are shown below:

(€ thousands)	At acquisition date
Consideration paid in cash	(8,970)
Cash and cash equivalents acquired	210
Payment of acquisition-related liabilities	(967)
Net cash outflow - Investing activities	(9,727)

The acquired business contributed revenues of €7,453 thousand and a net loss of €492 thousand to the Group for the period from January 1, 2024 (the date of acquisition) to June 30, 2024.

Trade receivables had a gross contractual value of €1,576 thousand and the best estimate at the acquisition date of the contractual cash flows not to be collected is €16 thousand.

Acquisition of Thom Browne business in South Korea

On July 1, 2023, the Group acquired 100% of the Thom Browne business in South Korea for cash consideration of €7,991 thousand and began directly operating its network of stores. At the acquisition date, the Group recognized the net present value of the deferred consideration related to the acquisition of the Thom Browne business in South Korea for €18,583 thousand. In January 2024, the Group paid a portion of the deferred consideration for €4,881 thousand. At June 30,

2024, the deferred consideration amounted to €13,983 thousand, of which €4,699 thousand was settled in July 2024 through a cash payment and the remaining portion is expected to be paid in January and July 2025.
Further details of the business combination were disclosed in Note 39 — Business combinations of the Group’s annual financial statements for the year ended December 31, 2023.
23. Subsequent events
The Group has evaluated subsequent events through September 17, 2024, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.